CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2018 AND 2017

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2 Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com www.firstmajestic.com

Management’s Responsibilities over Financial Reporting

The consolidated financial statements of First Majestic Silver Corp. (the “Company”) are the responsibility of the Company’s management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and reflect management’s best estimates and judgment based on information currently available.

Management has developed and maintains a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the audit and the annual consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements have been audited by Deloitte LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Keith Neumeyer	Raymond Polman, CA
President & CEO	Chief Financial Officer
February 22, 2019	February 22, 2019

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of First Majestic Silver Corp. and subsidiaries (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of (loss) earnings, comprehensive (loss) income, changes in equity and cash flows, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and its financial performance and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2019, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 22, 2019

We have served as the Company's auditor since 2005.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of First Majestic Silver Corp.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of First Majestic Silver Corp. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2018, of the Company and our report dated February 22, 2019, expressed an unqualified opinion on those financial statements.

As described in Management’s Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at Primero Mining Corp., which was acquired on May 10, 2018 and whose financial statements constitute 53% and 39% of net and total assets, respectively, and 34% of revenues of the consolidated financial statement amounts as of and for the year ended December 31, 2018. Accordingly, our audit did not include the internal control over financial reporting at Primero Mining Corp.

Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte LLP
Chartered Professional Accountants
Vancouver, Canada
February 22, 2019

CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of (Loss) Earnings provide a summary of the Company’s financial performance and net earnings or loss over the reporting periods.

		Year Ended December 31,
	Note	2018	2017

Revenues	6	$300,929	$252,288
Mine operating costs
Cost of sales	7	219,162	159,265
Depletion, depreciation and amortization		93,667	77,045
		312,829	236,310

Mine operating (loss) earnings		(11,900)	15,978

General and administrative expenses	8	21,428	17,493
Share-based payments		7,375	8,295
Impairment of non-current assets	17	199,688	65,500
Mine care and maintenance costs	17	2,109	—
Acquisition costs	4	4,893	—
Foreign exchange loss (gain)		1,874	(4,314)
Operating loss		(249,267)	(70,996)

Investment and other loss	9	(744)	(34)
Finance costs	10	(13,036)	(4,271)
Loss before income taxes		(263,047)	(75,301)

Income taxes
Current income tax expense		2,148	7,177
Deferred income tax recovery		(61,031)	(29,206)
		(58,883)	(22,029)

Net loss for the year		($204,164)	($53,272)

Loss per common share
Basic	11	($1.11)	($0.32)
Diluted	11	($1.11)	($0.32)

Weighted average shares outstanding
Basic	11	183,650,405	165,293,893
Diluted	11	183,650,405	165,293,893

Approved by the Board of Directors

Keith Neumeyer, Director	Douglas Penrose, Director

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Comprehensive (Loss) Income provide a summary of total comprehensive earnings or loss and summarizes items recorded in other comprehensive income that may or may not be subsequently reclassified to profit or loss depending on future events.

	Note	Year Ended December 31,
		2018	2017

Net loss for the year		($204,164)	($53,272)

Other comprehensive income (loss)
Items that will not be subsequently reclassified to profit or loss:
Unrealized loss on fair value of investments in marketable securities	14	(510)	(479)
Remeasurement of retirement benefit plan		665	—

Other comprehensive income (loss)		155	(479)

Total comprehensive loss		($204,009)	($53,751)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 2

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Cash Flows provide a summary of movements in cash and cash equivalents during the reporting periods by classifying them as operating, investing or financing activities.

		Year Ended December 31,
	Note	2018	2017
Operating Activities
Net loss for the year		($204,164)	($53,272)
Adjustments for:
Depletion, depreciation and amortization		94,522	78,077
Share-based payments		7,375	8,295
Impairment of non-current assets	17	199,688	65,500
Income tax recovery		(58,883)	(22,028)
Finance costs	10	13,036	4,271
Acquisition costs	4	4,893	—
Other	25	5,094	143
Operating cash flows before movements in working capital and taxes		61,561	80,986
Net change in non-cash working capital items	25	(21,167)	(4,419)
Income taxes paid		(7,132)	(6,116)
Cash generated by operating activities		33,262	70,451

Investing Activities
Expenditures on mining interests		(76,303)	(54,571)
Acquisition of property, plant and equipment		(35,005)	(20,941)
Deposits paid for acquisition of non-current assets		(2,942)	(416)
Purchase of marketable securities and silver futures derivatives		(720)	—
Primero acquisition costs, net of cash acquired	4	(1,022)	—
Cash spent on settlement of derivatives		(1,049)	—
Cash used in investing activities		(117,041)	(75,928)

Financing Activities
Proceeds from exercise of stock options		3,943	5,740
Net proceeds from convertible debentures	19(a)	151,079	—
Net proceeds from debt facilities	19(b)	34,006	—
Repayment of debt facilities	19(b)	(16,000)	—
Repayment of Scotia debt facilities	19(c)	(32,072)	(12,726)
Repayment of Primero's debt facilities	19(d)	(106,110)	—
Proceeds from equipment financing obligations	20(b)	—	7,894
Repayment of equipment financing obligations	20(b)	(3,546)	(6,781)
Finance costs paid		(4,471)	(2,779)
Shares repurchased and cancelled	23(d)(e)	(1,386)	—
Cash provided by (used in) financing activities		25,443	(8,652)

Effect of exchange rate on cash and cash equivalents held in foreign currencies		(2,792)	3,221
Decrease in cash and cash equivalents		(58,336)	(14,129)
Cash and cash equivalents, beginning of the year		118,141	129,049
Cash and cash equivalents, end of year		$57,013	$118,141

Cash		$40,352	$77,411
Short-term investments		16,661	40,730
Cash and cash equivalents, end of year		$57,013	$118,141

Supplemental cash flow information	25

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 3

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT DECEMBER 31, 2018 AND 2017
Audited Consolidated Financial Statements	(In thousands of US dollars)

The Consolidated Statements of Financial Position provides a summary of assets, liabilities and equity, as well as their current versus non-current nature, as at the reporting date.

	Note	December 31, 2018	December 31, 2017
Assets

Current assets
Cash and cash equivalents		$57,013	$118,141
Trade and other receivables	12	5,599	5,378
Value added taxes receivable	24(c)	59,665	14,984
Income taxes receivable		982	493
Inventories	13	32,468	18,858
Other financial assets	14	8,458	11,326
Prepaid expenses and other		2,089	1,478
Total current assets		166,274	170,658

Non-current assets
Mining interests	15	435,613	374,146
Property, plant and equipment	16	251,084	192,052
Deposits on non-current assets		3,464	869
Non-current income taxes receivable	26	18,737	—
Deferred tax assets	22	50,938	43,716
Total assets		$926,110	$781,441

Liabilities and Equity

Current liabilities
Trade and other payables	18	$50,183	$35,567
Unearned revenue	6	3,769	2,190
Current portion of debt facilities	19	1,281	12,464
Current portion of equipment financing obligations	20	2,904	4,154
Total current liabilities		58,137	54,375

Non-current liabilities
Debt facilities	19	148,231	19,305
Equipment financing obligations	20	2,943	5,151
Decommissioning liabilities	21	27,796	16,076
Other liabilities		3,787	655
Deferred tax liabilities	22	90,643	103,394
Total liabilities		$331,537	$198,956

Equity
Share capital		827,622	636,672
Equity reserves		88,030	62,303
Accumulated deficit		(321,079)	(116,490)
Total equity		$594,573	$582,485
Total liabilities and equity		$926,110	$781,441

Commitments (Note 15; Note 24(c)); Subsequent events (Note 29)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 4

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 and 2017
Audited Consolidated Financial Statements	(In thousands of US dollars, except share and per share amounts)

The Consolidated Statements of Changes in Equity summarizes movements in equity, including common shares, share capital, equity reserves and retained earnings or accumulated deficit.

	Share Capital		Equity Reserves					Accumulated deficit
	Shares	Amount	Share-based payments(a)	Other comprehensive income(b)	Retirement Benefit Plan(c)	Equity component of convertible debenture(d)	Total equity reserves		Total equity
Balance at December 31, 2016	164,461,567	$628,565	$58,879	($2,525)	$—	$—	$56,354	($63,218)	$621,701
Net loss for the year	—	—	—	—	—	—	—	(53,272)	(53,272)
Other comprehensive loss	—	—	—	(479)	—	—	(479)	—	(479)
Total comprehensive loss	—	—	—	(479)	—	—	(479)	(53,272)	(53,751)
Share-based payments	—	—	8,295	—	—	—	8,295	—	8,295
Shares issued for:
Exercise of stock options (Note 23(b))	1,292,206	7,607	(1,867)	—	—	—	(1,867)	—	5,740
Settlement of liabilities	70,391	500	—	—	—	—	—	—	500
Balance at December 31, 2017	165,824,164	$636,672	$65,307	($3,004)	$—	$—	$62,303	($116,490)	$582,485
Net loss for the year	—	—	—	—	—	—	—	(204,164)	(204,164)
Other comprehensive income	—	—	—	(510)	665	—	155	—	155
Total comprehensive (loss) income	—	—	—	(510)	665	—	155	(204,164)	(204,009)
Share-based payments	—	—	7,375	—	—	—	7,375	—	7,375
Equity component of convertible debenture, net of tax (Note 19(c))	—	—	—	—	—	19,164	19,164	—	19,164
Shares issued for:
Exercise of stock options (Note 23(b))	973,948	4,910	(967)	—	—	—	(967)	—	3,943
Acquisition of Primero (Note 4)	27,333,184	186,959	—	—	—	—	—	—	186,959
Settlement of liabilities	92,110	500	—	—	—	—	—	—	500
Shares cancelled	(105,728)	(458)	—	—	—	—	—	—	(458)
Shares repurchased and cancelled (Note 23(d))	(230,000)	(899)	—	—	—	—	—	(390)	(1,289)
Shares repurchased for delisting from Bolsa (Note 23(e))	(14,343)	(62)	—	—	—	—	—	(35)	(97)
Balance at December 31, 2018	193,873,335	$827,622	$71,715	($3,514)	$665	$19,164	$88,030	($321,079)	$594,573

(a)
Share-based payments reserve records the cumulative amount recognized under IFRS 2 share-based payments in respect of options granted and shares purchase warrants issued but not exercised to acquire shares of the Company.

(b)	Other comprehensive income reserve principally records the unrealized fair value gains or losses related to fair value through other comprehensive income ("FVTOCI") financial instruments.

(c)	Retirement benefit plan reserve records re-measurements arising from actuarial gains or losses and return on plan assets in relation to San Dimas' retirement benefit plan.

(d)
Equity component of convertible debenture reserve represents the estimated fair value of its conversion option of $26.3 million, net of deferred tax effect of $7.1 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 5

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

1. NATURE OF OPERATIONS

First Majestic Silver Corp. (the “Company” or “First Majestic”) is in the business of silver production, development, exploration, and acquisition of mineral properties with a focus on silver production in Mexico.

With the addition of the San Dimas Silver/Gold Mine on May 10, 2018 (Note 4), the Company owns and operates six producing mines: the San Dimas Silver/Gold Mine, the Santa Elena Silver/Gold Mine, the La Encantada Silver Mine, the San Martin Silver Mine, the La Parrilla Silver Mine and the Del Toro Silver Mine.

In August 2018, the Company placed the La Guitarra Silver Mine under care and maintenance and is currently reviewing strategic options including the potential sale of the operation.

First Majestic is incorporated in Canada with limited liability under the legislation of the Province of British Columbia and is publicly listed on the New York Stock Exchange under the symbol “AG”, on the Toronto Stock Exchange under the symbol “FR” and on the Frankfurt Stock Exchange under the symbol “FMV”. The Company’s head office and principal address is located at 925 West Georgia Street, Suite 1800, Vancouver, British Columbia, Canada, V6C 3L2.

2. BASIS OF PRESENTATION

These audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The significant accounting policies, estimates and judgments applied in preparing these consolidated financial statements are summarized in Note 3 of the consolidated financial statements and have been consistently applied throughout all periods presented.

These audited consolidated financial statements have been prepared on an historical cost basis except for certain items that are measured at fair value including derivative financial instruments (Note 24(a)) and other financial assets (Note 14). All dollar amounts presented are in thousands of United States dollars unless otherwise specified.

These audited consolidated financial statements incorporate the financial statements of the Company and its controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The consolidated financial statements include the accounts of the Company and its subsidiaries (see Note 27). Intercompany balances, transactions, income and expenses are eliminated on consolidation.

These audited consolidated financial statements of First Majestic Silver Corp. for the years ended December 31, 2018 and 2017 were approved and authorized for issue by the Board of Directors on February 22, 2019.

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS

The preparation of audited consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions about future events that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Although these estimates are based on management’s best knowledge of the amounts, events or actions, actual results may differ from these estimates.

New and amended IFRS standards that are effective for the current year
Financial Instruments
On January 1, 2018, the Company adopted IFRS 9 - Financial Instruments ("IFRS 9") which replaced IAS 39 - Financial Instruments: Recognition and Measurement ("IAS 39") using the modified retrospective approach. IFRS 9 is effective for annual periods beginning on or after January 1, 2018 and provides a revised model for recognition and measurement of financial instruments; a single, forward-looking expected loss impairment model; and includes significant changes to hedge accounting. IFRS 9 did not impact the Company's classification and measurement of financial assets and liabilities except for equity securities as described below. The standard also had negligible impact on the carrying amounts of our financial instruments at the transition date.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)
The following summarizes the significant changes in IFRS 9 compared to the previous standard:

•
IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value. The classification and measurement of financial assets is based on the Company's business models for managing its financial assets and whether the contractual cash flows represent solely payments for principal and interest. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. The change did not impact the carrying amounts of any of our financial assets on transition date. Upon adoption of IFRS 9, the Company designated its marketable securities previously designated as available-for-sale ("AFS") as financial assets at fair value through other comprehensive income ("FVTOCI"), where they will be recorded initially at fair value. Subsequent changes in fair value will be recognized in other comprehensive income only and will not be transferred into earnings (loss) upon disposition. This did not impact the Company’s financial statements as at the date of adoption. However, as a result of this designation, the net change in fair value of the marketable securities classified at FVTOCI, including realized and unrealized gains and losses, if any, is now presented as an item that will not be reclassified subsequently to net earnings. The Company’s investments in marketable securities previously classified as held for trading continue to be measured at fair value with changes in fair value recognized in profit or loss (“FVTPL”).

•
The adoption of the new "expected credit loss" impairment model under IFRS 9, as opposed to an incurred credit loss model under IAS 39, had a negligible impact on the carrying amounts of our financial assets on the transition date given the Company transacts exclusively with large international financial institutions and other organizations with strong credit ratings and the negligible historical level of customer default.

•
The new general hedge accounting requirements retain the three types of hedge accounting mechanisms previously available under IAS 39. Under IFRS 9 however, greater flexibility has been introduced to the types of transactions eligible for hedge accounting, specifically broadening the types of instruments that qualify for hedging instruments and the types of risk components of non-financial items that are eligible for hedge accounting. In addition, the effectiveness test has been replaced with the principle of an "economic relationship" and retrospective assessment of hedge effectiveness is no longer required. Enhanced disclosure requirements about an entity's risk management activities have also been introduced. The Company did not have any hedges in place as at December 31, 2017 and has not designated any of its financial instruments as hedges upon adoption of IFRS 9.

The Company has also adopted a narrow scope amendment to IFRS 7 - Financial Instruments - Disclosures. As a result of applying the amendment, the Company will add disclosure relating to its risk management strategies if hedge accounting is applied.

Revenue Recognition
On January 1, 2018, the Company adopted IFRS 15 - "Revenue from Contracts with Customers" ("IFRS 15") which supersedes IAS 18 - "Revenue" ("IAS 18"). IFRS 15 establishes a single five-step model framework for determining the nature, amount, timing and uncertainty of revenue and cash flows arising from a contract with a customer. The standard is effective for annual periods beginning on or after January 1, 2018. The Company adopted the standard on January 1, 2018 using the full retrospective approach without applying any practical expedients.

IFRS 15 requires entities to recognize revenue when control of goods or services transfers to the customer whereas the previous standard, IAS 18, required entities to recognize revenue when the risks and rewards of the goods or services transfer to the customer. The Company concluded there is no change in the timing of revenue recognition of its doré and concentrate sales under IFRS 15 compared to the previous standard as the point of transfer of risks and rewards of goods and services and transfer of control occur at the same time. Therefore, no adjustment was required to the Company's financial statements.

In addition, IFRS 15 requires entities to apportion the transaction price attributable to contracts from customers to distinct performance obligations on a relative standalone selling price basis. In accordance with the terms of some of the Company's concentrate agreements, the Company must contract for and pay the shipping and insurance costs necessary to bring the goods to the named destination. Therefore a portion of the revenue earned under these contracts, representing the obligation to fulfill the shipping and insurance services that occur after the transfer of control, is deferred and recognized over time as the obligations are fulfilled. The impact of this change was insignificant to the Company’s financial statements.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 7

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (continued)
IFRS 15 also requires that variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company concluded that the adjustments relating to the final assay results for the quantity and quality of concentrate sold are not significant and does not constrain the recognition of revenue.

IFRS 15 contains presentation and disclosure requirements which are more detailed than the previous standards, including disclosures for each of the Company's material revenue streams, the timing of completion of the Company's performance obligations and the portion of revenue related to provisional pricing adjustments on concentrate sales. These disclosures were included in the revenue note disclosure (Note 6).

Other narrow scope amendments/interpretations
The Company has adopted narrow scope amendments/interpretations to IFRIC 22 - Foreign Currency Transactions and Advance Consideration, IFRS 2 - Share Based Payments and IAS 1 - Presentation of Financial Statements, which did not have an impact on the Company's Consolidated Financial Statements.

In preparing the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017, the Company applied the following significant accounting policies and associated significant estimates and critical judgments:

Business Combinations

Accounting Policy:
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree. Acquisition-related costs incurred for the business combination are expensed. The acquiree’s identifiable assets, liabilities and contingent liabilities are recognized at their fair value at the acquisition date.

Goodwill arising on acquisition is recognized as an asset and initially measured at cost, being the excess of the consideration of the acquisition over the Company’s interest in the fair value of the net identifiable assets, liabilities and contingent liabilities recognized. If the Company’s interest in the fair value of the acquiree’s net identifiable assets, liabilities and contingent liabilities exceeds the cost of the acquisition, the excess is recognized in earnings or loss immediately. Goodwill may also arise as a result of the requirement under IFRS to record a deferred tax liability on the excess of the fair value of the acquired assets over their corresponding tax bases, with the corresponding offset recorded as goodwill.

Accounting Estimates and Judgments:
Determination of a Business

Determination of whether a set of assets acquired and liabilities assumed constitute a business may require the Company to make certain judgments, taking into account all facts and circumstances. A business consists of inputs, including non-current assets and processes, including operational processes, that when applied to those inputs have the ability to create outputs that provide a return to the Company and its shareholders.

In 2018, the Company concluded that Primero Mining Corp. ("Primero") met the definition of a business and, accordingly, the acquisition was accounted for as a business combination (Note 4).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 8

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Business Combinations (continued)

Accounting Estimates and Judgments:
Fair Value Estimates

In business combinations, it generally requires time to obtain the information necessary to identify and measure the following as of the acquisition date:
(i) The identifiable assets acquired and liabilities assumed;
(ii) The consideration transferred in exchange for an interest in the acquiree;
(iii) The resulting goodwill.

If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports in its consolidated financial statements provisional amounts for the items for which the accounting is incomplete.

During the allowable measurement period, the Company will retrospectively adjust the provisional amounts recognized at the acquisition date to reflect new information obtained about facts and circumstances that existed as of the acquisition date and, if known, would have affected the measurement of the amounts recognized as of that date. The Company may also recognize additional assets or liabilities if new information is obtained about facts and circumstances that existed as of the acquisition date and, if known, would have resulted in the recognition of those assets and liabilities as of that date. The measurement period ends as soon as the Company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable and shall not exceed one year from the acquisition date.

As at December 31, 2018, the purchase consideration for the acquisition of Primero Mining Corp. ("Primero") has been allocated on a preliminary basis based on management’s best estimates at the time these consolidated financial statements were prepared. The Company is continuing its review to determine the fair value of mining interests, the recoverability of value added tax receivables that are in arrears (see Note 24(c)) and the outcome of the APA Ruling (see Note 26) during the allowable measurement period, which shall not exceed one year from the acquisition date. Any future changes to the purchase price allocation may result in adjustments to recognized assets, acquired liabilities and/or goodwill.

Accounting Estimates and Judgments:
Consideration for the Acquisition of Primero
Acquisitions of businesses are accounted for using the acquisition method. The consideration of each business combination is measured, at the date of the exchange, as the aggregate of the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Company to the former owners of the acquiree in exchange for control of the acquiree.
In determining the total consideration for the acquisition of Primero, the Company included consideration issued to Wheaton Precious Metals Corp. ("WPM") on the basis that WPM is, in substance, an owner of Primero given the following:
(i) The requirement of consent by WPM to a change in control for Primero;
(ii) WPM was a guarantor of certain of Primero's debt facilities and also guarantees through the previous stream agreement which would have resulted in WPM having a significant interest in the residual assets of Primero in the event of a bankruptcy or default; and
(iii) The plan of arrangement for the acquisition of Primero was contemplated together and neither transactions would have been economical without considering the other.
Therefore, management included consideration issued to WPM for the restructuring of the New Stream as part of the consideration for the business combination.

Goodwill

Accounting Policy:
Goodwill arising on the acquisition of a business is carried at cost as established at the date of the acquisition less accumulated impairment losses, if any. As at December 31, 2018, the Company had $nil goodwill (2017 - $nil).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 9

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Goodwill (continued)

Accounting Policy: (continued)
Goodwill is allocated to each of the Company’s cash-generating units that is expected to benefit from the synergies of the acquisition. A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss in the consolidated statements of earnings or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Foreign Currency

Accounting Policy:
The consolidated financial statements are presented in U.S. dollars. The individual financial statements of each entity are presented in their functional currency, which is the currency of the primary economic environment in which the entity operates.

Transactions in foreign currencies are translated into the entities’ functional currencies at the exchange rates at the date of the transactions. Monetary assets and liabilities of the Company’s operations denominated in a currency other than the U.S. dollar are translated using exchange rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates on the dates of the transactions. Revenue and expense items are translated at the exchange rates in effect at the date of the underlying transaction, except for depletion and depreciation related to non-monetary assets, which are translated at historical exchange rates. Exchange differences are recognized in the statements of earnings or loss in the period in which they arise.

Accounting Estimates and Judgments:
Determination of Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. The Company has determined that the functional currency of each entity is the U.S. dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Revenue Recognition (Note 5)

Accounting Policy:
The Company's primary product is silver. Other metals, such as gold, lead and zinc, produced as part of the extraction process are considered to be by-products arising from the production of silver. Smelting and refining charges are net against revenue from the sale of metals.

Revenue relating to the sale of metals is recognized when control of the metal or related services are transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.

When considering whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include, but are not limited to, whether: the Company has a present right to payment; the customer has legal title to the asset; the Company has transfered physical possession of the asset to the customer; and the customer has the significant risks and rewards of ownership of the asset.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 10

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Revenue Recognition (Note 5) (continued)

Accounting Policy: (continued)
Metals in doré sold are priced on date of transfer of control. Final weights and assays are adjusted on final settlement which is approximately one month after delivery. Metals in concentrate sold are provisionally priced at the date of transfer of control as the final selling price is subject to movements in the monthly average prices up to the final settlement date, typically one to three months after delivery to the customer. Upon transfer of control of the concentrate, the Company recognizes revenue on a provisional basis based on spot price and, at each period end, subsequently re-estimated by reference to forward market prices of the estimated month of settlement, with the impact of changes in the forward market prices recognized as revenue adjustments as they occur until final settlement.

Revenue from the sale of coins, ingots and bullion is recorded when the products have been shipped and funds have been received. When cash was received from customers prior to shipping of the related finished goods, the amounts are recorded as unearned revenue until the products are shipped.

Accounting Estimates and Judgments:
Determination of Performance Obligations

The Company applied judgment to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of the bullion, doré and concentrates. Shipping and insurance services arranged by the Company for its concentrate sales customers that occur after the transfer of control are also considered to be performance obligations.

Accounting Estimates and Judgments:
Variable Consideration

Variable consideration should only be recognized to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur. The Company identified a variable component of its revenue for concentrate sales relating to adjustments to the final sales price based on differences between the original and final assay results relating to the quantity and quality of concentrate shipments. Based on the Company's proficiency in its assaying process, evidenced by the insignificant amount of historical adjustments from the initial to final assays, the Company concluded the variability in consideration caused by assaying results was negligible. Therefore, the Company does not expect a significant amount of reversal in revenue related to assaying differences.
The Company applied judgment to determine the amount of variable consideration to be recognized during the period for which the likelihood of significant reversal is low.

Inventories (Note 13)

Accounting Policy:
Mineral inventories, including stockpiled ore, work in process and finished goods, are valued at the lower of weighted average cost and estimated net realizable value. Cost includes all direct costs incurred in production including direct labour and materials, freight, depreciation and amortization and directly attributable overhead costs. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and future metal prices less estimated future production costs to convert the inventories into saleable form.

Any write-downs of inventory to net realizable value are recorded as cost of sales. If there is a subsequent increase in the value of inventories, the previous write-downs to net realizable value are reversed to the extent that the related inventory has not been sold.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 11

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Inventories (Note 13) (continued)

Accounting Policy: (continued)
Stockpiled ore inventory represents ore that has been extracted from the mine and is available for further processing. Costs added to stockpiled ore inventory are valued based on current mining cost per tonne incurred up to the point of stockpiling the ore and are removed at the weighted average cost per tonne. Stockpiled ore tonnage is verified by periodic surveys and physical counts.

Work in process inventory includes precipitates, inventories in tanks and in the milling process. Finished goods inventory includes metals in their final stage of production prior to sale, including primarily doré and dried concentrates at our operations and finished goods in-transit.

Materials and supplies inventories are valued at the lower of weighted average cost and net realizable value. Costs include acquisition, freight and other directly attributable costs.

Exploration and Evaluation Expenditures (Note 15)

Accounting Policy:
Exploration and evaluation activity involves the search for mineral resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource. Exploration and evaluation activity includes:
• acquiring the rights to explore;
• researching and analyzing historical exploration data;
• gathering exploration data through topographical, geochemical and geophysical studies;
• exploratory drilling, trenching and sampling;
• determining and examining the volume and grade of the resource;
• surveying transportation and infrastructure requirements; and
• compiling pre-feasibility and feasibility studies.

Capitalization of exploration and evaluation expenditures commences on acquisition of a beneficial interest or option in mineral rights. Capitalized costs are recorded as mining interests at cost less impairment charges, if applicable. No amortization is charged during the exploration and evaluation phase as the asset is not available for use.

The majority of the Company’s exploration and evaluation expenditures focus on mineral deposits in proximity to its existing mining operations. Where the Company is acquiring a new property, the Company makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body.

Exploration and evaluation expenditures are transferred to development or producing mining interests when technical feasibility and commercial viability of the mineral resource have been demonstrated. Factors taken into consideration include:
• there is sufficient geological certainty of converting the mineral deposit into proven and probable reserves;
• life of mine plan and economic modeling support the economic extraction of such reserves and resources;
• for new properties, a scoping study and/or feasibility study demonstrates that the additional reserves and resources will generate a positive economic outcome; and
• operating and environmental permits exist or are reasonably assured as obtainable.

Exploration and evaluation expenditures remain as exploration mining interests and do not qualify as producing mining interests until the aforementioned criteria are met. Exploration and evaluation expenditures are transferred to development or producing mining interests when the technical feasibility and commercial viability of a mineral resource has been demonstrated according to the above mentioned factors.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 12

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Exploration and Evaluation Expenditures (Note 15) (continued)

Accounting Estimates and Judgments:
Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploratory drilling, evaluation, development and related costs incurred which were capitalized have potential future economic benefits and are potentially economically recoverable, subject to impairment analysis. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Mining Interests (Note 15)

Accounting Policy:
Exploration, development and field support costs directly related to mining interests are deferred until the property to which they directly relate is placed into production, sold, abandoned or subject to a condition of impairment. The deferred costs are amortized over the useful life of the ore body following commencement of production, or written off if the property is sold or abandoned. Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

Upon commencement of commercial production, mining interests are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material to be extracted in current and future periods based on reserves and resources considered to be highly probable to be economically extracted over the life of mine. If no published reserves and resources are available, the Company may rely on internal estimates of economically recoverable mineralized material, prepared on a basis consistent with that used for determining reserves and resources, for purpose of determining depletion.

From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee with no obligation or sale until exercised or expired and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Accounting Estimates and Judgments:
Mineral Reserve and Resource Estimates

Mineral reserve and resource estimates affect the determination of recoverable value used in impairment assessments, the depletion and depreciation rates for non-current assets using the units of production method and the expected timing of reclamation and closure expenditures.

The figures for mineral reserves and mineral resources are determined in accordance with National Instrument 43-101 ("NI 43-101") Technical Report standards. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position, results of operation and cash flows.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 13

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Mining Interests (Note 15) (continued)

Accounting Estimates and Judgments:
Depletion Rate for Mining Interests

Depletion expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depletion rate differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Property, Plant and Equipment (Note 16)

Accounting Policy:
Property, plant and equipment are recorded at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of property, plant and equipment includes the purchase price or construction cost, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use, an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located, and borrowing costs related to the acquisition or construction of qualifying assets.

Property, plant and equipment are depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to machinery and equipment when it becomes available for use.

Depreciation commences when the asset is in the condition and location necessary for it to operate in the manner intended by management. Depreciation charges on assets that are directly related to mineral properties are allocated to those mineral properties.

The Company conducts an annual review of residual balances, useful lives and depreciation methods utilized for property, plant and equipment. Any changes in estimate that arise from this review are accounted for prospectively.

Accounting Estimates and Judgments:
Commencement of Commercial Production

Prior to reaching commercial production levels intended by management, costs incurred are capitalized as part of the related mine or mill and proceeds from mineral sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation and amortization of property, plant and equipment begin when operating levels intended by management have been reached.

Determining when a mine or mill is in the condition necessary for it to be capable of operating in the manner intended by management is a matter of judgment dependent on the specific facts and circumstances. The following factors may indicate that commercial production has commenced:

• substantially all major capital expenditures have been completed to bring the asset to the condition necessary to operate in the manner intended by management;
• the mine or mill has reached a pre-determined percentage of design capacity;
• the ability to sustain a pre-determined level of design capacity for a significant period of time (i.e. the ability to process ore continuously at a steady or increasing level);
• the completion of a reasonable period of testing of the mine plant and equipment;
• the ability to produce a saleable product (i.e. the ability to produce concentrate within required sellable specifications);
• the mine or mill has been transferred to operating personnel from internal development groups or external contractors; and
• mineral recoveries are at or near the expected production levels.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 14

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Property, Plant and Equipment (Note 16) (continued)

Accounting Estimates and Judgments:
Depreciation and Amortization Rates for Property, Plant and Equipment

Depreciation and amortization expenses are allocated based on estimated useful life of the asset. Should the expected asset life and associated depreciation rates differ from the initial estimate, the change in estimate would be made prospectively in the consolidated statements of earnings or loss.

Borrowing Costs

Accounting Policy:
Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset that takes a substantial period of time to get ready for its intended use are capitalized as part of the cost of the asset until the asset is substantially ready for its intended use. Other borrowing costs are recognized as an expense in the period incurred. As at December 31, 2018 and 2017, the Company does not have any qualifying assets under construction.

Impairment of Non-Current Assets (Note 17)

Accounting Policy:
At each statement of financial position date, the Company reviews the carrying amounts of its non-current assets to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate independent cash inflows, the Company estimates the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs.

If the recoverable amount of the asset or CGU is determined to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount and an impairment loss is recognized as an expense in the consolidated statements of earnings or loss. Recoverable amount is the higher of fair value less costs of disposal (“FVLCD”) and value in use (“VIU”).

FVLCD is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. The Company considers the use of a combination of its internal discounted cash flow economic models and in-situ value of reserves, resources and exploration potential of each CGU for estimation of its FVLCD. These cash flows are discounted by an appropriate post-tax discount rate to arrive at a net present value of the asset. VIU is determined as the present value of the estimated cash flows expected to arise from the continued use of the asset or CGU in its present form and its eventual disposal. VIU is determined by applying assumptions specific to the Company’s continued use and does not take into account future development.

Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognized for the asset or CGU in prior periods, adjusted for additional amortization which would have been recorded had the asset or CGU not been impaired. A reversal of an impairment loss is recognized as a gain in the statements of earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 15

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Impairment of Non-Current Assets (Note 17) (continued)

Accounting Estimates and Judgments:
Indications of Impairment and Reversal of Impairment

Management considers both external and internal sources of information in assessing whether there are any indications that the Company’s property, plant and equipment and mining interests are impaired or previous impairments should be reversed. External sources of information management considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its property, plant and equipment and mining interests. Internal sources of information management consider include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets.

For exploration and evaluation assets, indications include but are not limited to expiration of the right to explore, substantive expenditure in the specific area is neither budgeted nor planned, and if the entity has decided to discontinue exploration activity in the specific area.

Fair Value Estimates

In determining the recoverable amounts of the Company’s property, plant and equipment and mining interests, management makes estimates of the discounted future cash flows expected to be derived from the Company’s mining properties, costs of disposal of the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital expenditures, reductions in the amount of recoverable reserves, resources, and exploration potential, and/or adverse current economics can result in an impairment of the carrying amounts of the Company’s non-current assets. Conversely, favourable changes to the aforementioned factors can result in a reversal of previous impairments.

Share-based Payment Transactions (Note 23(b))

Accounting Policy:
Employees (including directors and officers) of the Company may receive a portion of their remuneration in the form of stock options which are share‐based payment transactions (“share-based payments”). Stock options issued to employees are measured by reference to their fair value using the Black-Scholes model at the date on which they were granted. Forfeitures are estimated at grant date and adjusted prospectively based on actual forfeitures. Share-based payments expense, for stock options that are forfeited or cancelled prior to vesting, is reversed. The costs of share-based payments are recognized, together with a corresponding increase in the equity reserve, over the period in which the services and/or performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (“the vesting date”). On exercise by the employee, the associated option value in the equity reserve is reclassified to share capital.

In situations where equity instruments are issued to non‐employees, the share-based payments are measured at the fair value of goods or services received. If some or all of the goods or services received by the Company as consideration cannot be specifically identified, they are measured at the fair value of the share‐based payment.

Accounting Estimates and Judgments:
Valuation of Share-based Payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 16

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 22)

Accounting Policy:
Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case they are recognized in other comprehensive income or directly in equity.

Current income tax is based on taxable earnings for the year. The tax rates and tax laws to compute the amount payable are those that are substantively enacted in each tax regime at the date of the statement of financial position.

Deferred income tax is recognized, using the liability method, on temporary differences between the carrying value of assets and liabilities in the statement of financial position, unused tax losses, unused tax credits and the corresponding tax bases used in the computation of taxable earnings, based on tax rates and tax laws that are substantively enacted at the date of the statement of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability is settled.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries, and interests in joint ventures, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences to the extent that the realization of the related tax benefit through future taxable earnings is probable.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset the current tax assets against the current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Accounting Estimates and Judgments:
Recognition of Deferred Income Tax Assets

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed, reviewed by management and are consistent with the forecasts utilized for business planning and impairment testing purposes. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses recognized and unrecognized income tax assets.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 17

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Taxation (Note 22) (continued)

Accounting Estimates and Judgments:
Tax Contingencies

The Company’s operations involve dealing with uncertainties and judgments in the application of tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with tax authorities in various jurisdictions and resolution of disputes arising from tax audits. The Company recognizes potential liabilities and records tax liabilities for anticipated tax audit issues based on its estimate of whether, and the extent to which, additional taxes will be due. The Company adjusts these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company’s current estimate of the tax liabilities. If the Company’s estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

Finance Leases (Note 20)

Accounting Policy:
Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

Assets held under finance leases are initially recognized as assets of the Company at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the consolidated statement of financial position as a finance lease obligation. Finance costs are recognized immediately in profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Company’s general policy on borrowing costs.

The Company will apply the new lease accounting standard, IFRS 16, on its effective date of January 1, 2019.

Cash and Cash Equivalents

Accounting Policy:
Cash in the statement of financial position includes cash on hand and held at banks and cash equivalents include short-term guaranteed investment certificates redeemable within three months or less at the date of purchase.

Financial Instruments

Accounting Policy:
Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as at fair value through profit or loss (“FVTPL”). The directly attributable transaction costs of financial assets and liabilities classified as at FVTPL are expensed in the period in which they are incurred.

Subsequent measurement of financial assets and liabilities depends on the classifications of such assets and liabilities.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 18

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy: (continued)
Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:
•
the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
•
the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using effective interest method of any difference between that initial amount and the maturity amount, adjusted for any loss allowance. Interest income is recognized using the effective interest method.

The Company's financial assets at amortized cost primarily include cash and cash equivalents, trade and other receivables and value added taxes receivable included in other current and non-current financial assets in the Consolidated Statement of Financial Position.

Fair value through other comprehensive income ("FVTOCI")

Financial assets that meet the following conditions are measured at FVTOCI:
•
The financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and
•
The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Company has designated certain investments in marketable securities that are not held for trading as FVTOCI (note 14).

On initial recognition, the Company may make an irrevocable election (on an instrument-by-instrument basis) to designate investments in equity instruments that would otherwise be measured at fair value through profit or loss to present subsequent changes in fair value in other comprehensive income. Designation at FVTOCI is not permitted if the equity investment is held for trading or if it is contingent consideration recognized by an acquirer in a business combination. Investments in equity instruments at FVTOCI are initially measured at fair value plus transaction costs. Subsequently, they are measured at fair value with gains and losses arising from changes in fair value recognized in OCI. The cumulative gain or loss is not reclassified to profit or loss on disposal of the equity instrument, instead, it is transferred to retained earnings.

Financial assets measured subsequently at fair value through profit or loss (“FVTPL”)

By default, all other financial assets are measured subsequently at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent they are not part of a designated hedging relationship. Fair value is determined in the manner described in note 24. The Company's financial assets at FVTPL include its account receivable arising from sales of metal contained in concentrates.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 19

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Financial Instruments (continued)

Accounting Policy:
Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issue costs. Repurchase of the Company’s own equity instruments is recognized and deducted directly in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as at FVTPL, are measured at amortized cost using effective interest method.

The Company's financial liabilities at amortized cost primarily include trade and other payables, debt facilities (note 19) and equipment financing obligations (note 20).

Financial instruments designated as hedging instruments

The Company does not currently apply nor have a past practice of applying hedge accounting to financial instruments.

Impairment

The Company recognizes a loss allowance for expected credit losses on its financial assets. The amount of expected credit losses is updated at each reporting period to reflect changes in credit risk since initial recognition of the respective financial instruments.

Provisions (Note 21)

Accounting Policy:
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate of the obligation can be made. The amount recognized as a provision is the present value of the expenditures expected to be required to settle the obligation using a pre-tax discount rate that reflects current market assessment of the time value of money and the risks specific to the obligation. The increase in the provision due to the passage of time is recognized as finance costs.

Accounting Estimates and Judgments:
Estimated Reclamation and Closure Costs

The Company’s provision for decommissioning liabilities represents management’s best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the end of the mine’s life. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 20

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

3. SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES AND JUDGMENTS (continued)

Earnings or Loss per Share (Note 11)

Accounting Policy:
Basic earnings or loss per share for the period is calculated by dividing the earnings or loss attributable to equity holders of the Company by the weighted average number of shares outstanding during the reporting period.

Diluted earnings or loss per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive share equivalents, such as stock options and share purchase warrants, and assumes the receipt of proceeds upon exercise of the options to determine the number of shares assumed to be purchased at the average market price during the period.

Future Changes in Accounting Policies Not Yet Effective as at December 31, 2018
Leases
In January 2016, the IASB published a new accounting standard, IFRS 16 - Leases ("IFRS 16") which supersedes IAS 17 - Leases. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset. Control is considered to exist if the customer has the right to obtain substantially all of the economic benefits from the use of an identified asset and the right to direct the use of that asset. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to the current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets.

The Company will adopt IFRS 16 on its effective date of January 1, 2019 retrospectively, with the cumulative effect of initially applying the standard as an adjustment to retained earnings and no restatement of comparative information. The Company has elected to measure its right of use assets at amounts equal to the associated lease liabilities.

The Company has also elected to apply the available exemptions as permitted by IFRS 16 to recognize a lease expense on a straight line basis for short term leases (lease term of 12 months or less) and low value assets. The Company has also elected to apply the practical expedient whereby leases whose term ends within 12 months of the date of initial application would be accounted for in the same way as short term leases.

Upon the adoption of IFRS 16, the Company expects to recognize additional right of use assets and lease liabilities related to the Company’s equipment and building rental, land leases and service contracts, including certain of the Company’s drilling and blasting contracts that contain embedded leases for property, plant and equipment. Due to the recognition of additional lease assets and liabilities, a higher amount of depreciation expense and interest expense on lease liabilities will be recorded under IFRS 16 compared to the current standard. Additionally, a corresponding reduction in production costs is expected. Lastly, the Company expects a positive impact on operating cash flows with a corresponding increase in financing cash outflows under IFRS 16.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 21

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP.
Description of the Transaction
On May 10, 2018, First Majestic completed the acquisition of all of the issued and outstanding common shares (the "Arrangement") of Primero Mining Corp. pursuant to the terms and conditions of an arrangement agreement (the “Arrangement Agreement”) between First Majestic and Primero dated January 11, 2018. Under the terms of the Arrangement Agreement, First Majestic issued an aggregate of 6,418,594 common shares to Primero shareholders, on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

The Arrangement also provided for the issuance by First Majestic of an aggregate of 221,908 replacement stock options (the "Replacement Options") to the holders of outstanding Primero stock options, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement, all existing warrants of Primero also became exercisable to acquire First Majestic shares at exercise prices adjusted by the Exchange Ratio ("Replacement Warrants"). After the effective date of the Arrangement, such warrants are exercisable for an aggregate of 366,124 common shares of the Company. The fair value of the Replacement Options and Replacement Warrants, determined using a Black-Scholes valuation model, resulted in a nominal value as the exercise prices of the options and warrants are significantly out-of-the-money based on the Exchange Ratio and underlying share price.

With this transaction, First Majestic added the San Dimas Silver/Gold Mine which is located approximately 130 km northwest of Durango, Durango State, Mexico. The mine is accessible via a 40 minute flight from Durango to the mine’s airstrip. The operation consists of an underground mine and a mill with a 2,500 tpd capacity.

Concurrently and in connection and as part of the Arrangement, First Majestic terminated the pre-existing silver purchase agreement with Wheaton Precious Metals Corp. and its subsidiary, Wheaton Precious Metals International Ltd. (“WPMI”), relating to the San Dimas Mine and entered into a new precious metal purchase agreement (the “New Stream Agreement”) with WPMI and FM Metal Trading (Barbados) Inc., a wholly-owned subsidiary of First Majestic. Pursuant to the New Stream Agreement, WPMI is entitled to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the New Stream Agreement. As part of the restructuring of the stream agreement, WPMI received 20,914,590 common shares of First Majestic with an aggregate fair market value of approximately $143.1 million based on the closing price of First Majestic common shares on May 9, 2018 of $6.84. The final common share purchase consideration was determined based on the closing market price of First Majestic’s common shares on the day before the closing date of the Arrangement.

Management has concluded that Primero constitutes a business and, therefore, the acquisition is accounted for in accordance with IFRS 3 - Business Combinations. For the purpose of these consolidated financial statements, the purchase consideration has been allocated on a preliminary basis based on management’s best estimates at the time these consolidated financial statements were prepared. The Company is continuing its review to determine the recoverability of value added tax receivables that are in arrears (see Note 12) and the outcome of the APA Ruling (see Note 26) during the allowable measurement period, which shall not exceed one year from the acquisition date. Any future changes to the purchase price allocation may also result in adjustments to mining interests and deferred income taxes.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 22

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

4. ACQUISITION OF PRIMERO MINING CORP. (continued)
Consideration and Purchase Price Allocation
Total consideration for the acquisition was valued at $187.0 million on the acquisition date. The preliminary purchase price allocation, which is subject to final adjustments, is estimated as follows:

Total Consideration
6,418,594 First Majestic shares to Primero shareholders at $6.84 (CAD$8.80) per share	$43,903
20,914,590 First Majestic shares to WPM at $6.84 (CAD$8.80) per share	143,056
$186,959

Allocation of Purchase Price
Cash and cash equivalents	$3,871
Value added taxes receivable	27,508
Inventories	15,628
Mining interests	178,183
Property, plant and equipment	122,815
Deposit on non-current assets	60
Non-current income taxes receivable	19,342
Other working capital items	(23,792)
Income taxes payable	(2,888)
Debt facilities	(106,110)
Decommissioning liabilities	(4,095)
Other non-current liabilities	(4,678)
Deferred tax liabilities	(38,885)
Net assets acquired	$186,959

The fair value of acquired receivables is equal to their gross contractual amount at the acquisition date.

Total transaction costs of $4.9 million related to the acquisition were expensed during the year.

As at the acquisition date, Primero Empresa Minera S.A. de C.V. ("PEM"), the subsidiary that owns 100% of the San Dimas Silver/Gold Mine, has available non-capital tax loss carryforwards of $47.1 million.

Financial and operating results of Primero are included in the Company’s consolidated financial statements effective May 10, 2018. During the year ended December 31, 2018, the acquisition of Primero contributed $102.5 million of revenue and $7.5 million of net earnings to the Company since May 10, 2018.

Had the business combination been effected at January 1, 2018, pro forma revenues and net loss of the Company for the year ended December 31, 2018 would have been $374.7 million and $189.8 million, respectively.

5. SEGMENTED INFORMATION

All of the Company’s operations are within the mining industry and its major products are precious metals doré and precious and base metals concentrates which are refined or smelted into pure silver, gold, lead and zinc and sold to global metal brokers. Transfer prices between reporting segments are set on an arms-length basis in a manner similar to transactions with third parties. Coins and bullion cost of sales are based on transfer prices.

A reporting segment is defined as a component of the Company that:

•	engages in business activities from which it may earn revenues and incur expenses;

•	whose operating results are reviewed regularly by the entity’s chief operating decision maker; and

•	for which discrete financial information is available.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 23

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

5. SEGMENTED INFORMATION (continued)
For the year ended December 31, 2018, the Company's reporting segments includes its seven operating mines in Mexico during the year, including the La Guitarra mine which was placed on care and maintenance on August 3, 2018.

The “others” category consists primarily of the Company’s corporate assets including cash and cash equivalents, other development and exploration properties (Note 15), debt facilities (Note 19), intercompany eliminations, and corporate expenses which are not allocated to operating segments.

Management evaluates segment performance based on mine operating earnings. Therefore, other income and expense items are not allocated to the segments.

	Year Ended December 31, 2018					At December 31, 2018
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
San Dimas	$102,515	$60,762	$19,052	$22,701	$20,485	$368,460	$59,990
Santa Elena	83,116	52,154	12,352	18,610	18,908	104,955	16,753
La Encantada	24,533	30,215	13,955	(19,637)	16,938	111,887	13,972
San Martin	33,925	22,903	8,608	2,414	9,302	92,835	23,386
La Parrilla	29,908	26,758	24,944	(21,794)	14,191	52,383	9,784
Del Toro	17,923	19,170	8,612	(9,859)	11,620	36,760	7,624
La Guitarra	9,285	7,344	5,264	(3,323)	5,319	34,925	4,310
Others	(276)	(144)	880	(1,012)	10,424	123,905	195,718
Consolidated	$300,929	$219,162	$93,667	($11,900)	$107,187	$926,110	$331,537

	Year Ended December 31, 2017					At December 31, 2017
	Revenue	Cost of sales	Depletion, depreciation, and amortization	Mine operating earnings (loss)	Capital expenditures	Total assets	Total liabilities
Mexico
Santa Elena	$92,515	$50,948	$16,417	$25,150	$18,048	$123,413	$19,399
La Encantada	37,557	29,827	12,944	(5,214)	12,498	96,626	13,254
San Martin	39,709	20,954	6,654	12,101	10,835	92,819	26,617
La Parrilla	36,301	26,739	19,379	(9,817)	15,323	171,695	40,387
Del Toro	30,113	18,086	14,122	(2,095)	8,590	99,402	10,120
La Guitarra	15,363	12,072	6,549	(3,258)	9,837	73,117	15,052
Others	730	639	980	(889)	6,271	124,369	74,127
Consolidated	$252,288	$159,265	$77,045	$15,978	$81,402	$781,441	$198,956

During the year ended December 31, 2018, the Company had eight (December 31, 2017 - six) customers that accounted for 100% of its doré and concentrate sales revenue, with one major customer accounting for 72% of total revenue (2017 - three major customers for 54%, 17% and 15%).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 24

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

6. REVENUES

The Company sells metals in the form of doré and concentrates. The Company’s primary product is silver and other metals produced as part of the extraction process, such as gold, lead and zinc, are considered as by-products. Revenues from sale of metal, including by-products, are recorded net of smelting and refining costs.

Revenues for the year are summarized as follows:

	Year Ended December 31,
	2018		2017
Gross revenue by material form:
Doré	$255,723	83%	$186,275	71%
Concentrate	52,697	17%	77,431	29%
Gross revenue	$308,420	100%	$263,706	100%

Gross revenue from payable metals:
Silver	$176,783	57%	$165,832	63%
Gold	111,058	36%	69,608	26%
Lead	14,369	5%	23,949	9%
Zinc	6,210	2%	4,317	2%
Gross revenue	308,420	100%	263,706	100%
Less: smelting and refining costs	(7,491)		(11,418)
Revenues	$300,929		$252,288

As at December 31, 2018, $3.8 million of revenues that have not satisfied performance obligations were recorded as unearned revenue (2017 - $2.2 million) and will be recorded as revenue in the subsequent period. During the year ended December 31, 2018, revenue related to provisional pricing adjustments on concentrate sales was $0.8 million (2017 - $0.5 million).

(a)	Gold Stream Agreement with Sandstorm Gold Ltd.
The Santa Elena mine has a purchase agreement with Sandstorm Gold Ltd. (“Sandstorm”), which requires the Company to sell 20% of its gold production over the life of mine from its leach pad and a designated area of its underground operations. The selling price to Sandstorm is the lesser of the prevailing market price or $450 per ounce, subject to a 1% annual inflation. During the year ended December 31, 2018, the Company delivered 8,947 ounces of gold (2017 - 10,107 ounces) to Sandstorm at an average price of $453 per ounce (2017 - $388 per ounce). In September 2017, the Company exceeded 50,000 cumulative ounces delivered to Sandstorm which increased the base selling price from $350 per ounce to $450 per ounce.

(b)	Gold Stream Agreement with Wheaton Precious Metals Corporation
The Company's recently acquired San Dimas mine (see Note 4) has a purchase agreement with WPM, which entitles WPM to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

During the year ended December 31, 2018, the Company delivered 21,962 ounces of gold equivalent to WPM at $600 per ounce under the New Stream plus 452,197 ounces of silver at $4.30 per ounce, which were opening inventory acquired from Primero on the acquisition date which were covered under the old stream.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 25

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

7. COST OF SALES

Cost of sales excludes depletion, depreciation and amortization and are costs that are directly related to production and generation of revenues at the operating segments. Significant components of cost of sales are comprised of the following:

	Year Ended December 31,
	2018	2017
Consumables and materials	$49,750	$33,179
Labour costs	106,540	69,435
Energy	35,366	30,738
Other costs	13,300	16,072
Production costs	$204,956	$149,424
Transportation and other selling costs	3,399	3,267
Workers participation costs	5,775	2,328
Environmental duties and royalties	1,288	1,096
Inventory changes	(3,776)	1,752
Inventory loss due to Republic Metals Refining Corp. bankruptcy(1)	7,520	—
Standby costs during stoppage at the La Encantada mine	—	1,398
	$219,162	$159,265

(1)
In November 2018, Republic Metals Refining Corp. ("Republic"), one of the three refineries used by the Company announced it filed for bankruptcy. At the time of the announcement, the Company had approximately 758,000 silver equivalent ounces of inventory that were in Republic's possession for refining. The Company has been pursuing legal and insurance channels to recover this inventory, but there is no assurance that these inventory is recoverable. As a result, the Company has written off the cost of these inventories to cost of sales.

8. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses are incurred to support the administration of the business that are not directly related to production. Significant components of general and administrative expenses are comprised of the following:

	Year Ended December 31,
	2018	2017
Corporate administration	$5,552	$3,875
Salaries and benefits	10,412	8,509
Audit, legal and professional fees	3,421	2,822
Filing and listing fees	449	506
Directors fees and expenses	739	749
Depreciation	855	1,032
	$21,428	$17,493

9. INVESTMENT AND OTHER LOSS

The Company’s investment and other loss are comprised of the following:

	Year Ended December 31,
	2018	2017
Interest income and other	$3,691	$1,360
Loss from investment in marketable securities (Note 14)	(4,704)	(2,600)
Gain from investment in silver futures derivatives	269	1,206
	($744)	($34)

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 26

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

10. FINANCE COSTS

Finance costs are primarily related to interest and accretion expense on the Company’s debt facilities, equipment financing obligations and accretion of decommissioning liabilities. The Company’s finance costs in the year are summarized as follows:

	Year Ended December 31,
	2018	2017
Debt facilities (Note 19)	$10,389	$2,254
Equipment financing obligations (Note 20)	524	561
Accretion of decommissioning liabilities	1,495	935
Silver sales and other	628	521
	$13,036	$4,271

11. LOSS PER SHARE

Basic net earnings (loss) per share is the net earnings (loss) available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted net earnings (loss) per share adjusts basic net earnings per share for the effects of dilutive potential common shares.

The calculations of basic and diluted (loss) earnings per share for the years ended December 31, 2018 and 2017 are as follows:

	Year Ended December 31,
	2018	2017
Net loss for the year	($204,164)	($53,272)
Weighted average number of shares on issue - basic and diluted(1)	183,650,405	165,293,893

Loss per share - basic	($1.11)	($0.32)
Loss per share - diluted	($1.11)	($0.32)

(1)
Diluted weighted average number of shares excluded 6,644,542 (2017 - 9,431,737) options and 16,327,598 common shares issuable under the convertible debentures (Note 19(a)) that were anti-dilutive for the year ended December 31, 2018.

12. TRADE AND OTHER RECEIVABLES

Trade and other receivables of the Company are comprised of:

	December 31, 2018	December 31, 2017
Trade receivables	$4,671	$4,038
Other	928	1,340
	$5,599	$5,378

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 27

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

13. INVENTORIES

Inventories consist primarily of materials and supplies and products of the Company’s operations, in varying stages of the production process, and are presented at the lower of weighted average cost or net realizable value. Inventories of the Company are comprised of:

	December 31, 2018	December 31, 2017
Finished goods - doré and concentrates	$2,538	$1,299
Work-in-process	4,626	1,152
Stockpile	1,257	217
Silver coins and bullion	351	303
Materials and supplies	23,696	15,887
	$32,468	$18,858

The amount of inventories recognized as an expense during the year is equivalent to the total of cost of sales plus depletion, depreciation and amortization for the period. As at December 31, 2018, mineral inventories, which consist of stockpile, work-in-process and finished goods, includes a $7.5 million write-down of finished goods inventory as a result of Republic's bankruptcy (Note 7) and a $3.0 million (December 31, 2017 - $0.7 million) net realizable value write-down, primarily at La Encantada, Del Toro and La Parrilla, which was recognized in cost of sales during the year ended December 31, 2018.

14. OTHER FINANCIAL ASSETS

As at December 31, 2018, other financial assets consists of the Company’s investment in marketable securities and foreign exchange derivatives comprised of the following:

	December 31, 2018	December 31, 2017
First Mining Gold Corp. (TSX: FF)	$2,753	$7,576
Sprott Physical Silver Trust (NYSE: PSLV)	2,236	2,536
FVTPL marketable securities	$4,989	$10,112
FVTOCI marketable securities	1,431	1,214
Total marketable securities	$6,420	$11,326
Silver future derivatives	2,038	—
Total other financial assets	$8,458	$11,326

(a)	Marketable Securities
Changes in fair value of marketable securities designated as fair value through profit or loss ("FVTPL") for the year ended December 31, 2018 totalling $4.7 million (2017 - $2.6 million) are recorded through profit or loss, while changes in fair value of marketable securities designated as fair value through other comprehensive income ("FVTOCI") for the year ended December 31, 2018 totalling $0.5 million (2017 - $0.5 million) are recorded through other comprehensive income and will not be transferred into (loss) earnings upon disposition or impairment.

(b) Silver Future Derivatives
As at December 31, 2018, the Company carried a long position of 200 silver future contracts for 1,000,000 ounces of silver. The silver future derivatives balance of $2.0 million (December 31, 2017 ‐$nil) consisted of an unrealized gain of $1.3 million and $0.7 million in deposits.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 28

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS

Mining interests primarily consist of acquisition, development and exploration costs directly related to the Company’s operations and projects. Upon commencement of commercial production, mining interests for producing properties are depleted on a units-of-production basis over the estimated economic life of the mine. In applying the units of production method, depletion is determined using quantity of material extracted from the mine in the period as a portion of total quantity of material, based on reserves and resources, considered to be highly probable to be economically extracted over the life of mine plan.

The Company’s mining interests are comprised of the following:

	December 31, 2018	December 31, 2017
Producing properties	$353,651	$287,218
Exploration properties (non-depletable)	81,962	86,928
	$435,613	$374,146

Producing properties are allocated as follows:

Producing properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Total
Cost
At December 31, 2016	$—	$27,629	$85,829	$146,189	$99,678	$86,314	$101,000	$546,639
Additions	—	8,386	2,588	8,339	4,512	3,613	5,233	32,671
Change in decommissioning liabilities	—	356	210	823	445	1,028	458	3,320
At December 31, 2017	$—	$36,371	$88,627	$155,351	$104,635	$90,955	$106,691	$582,630
Additions	11,030	7,609	5,787	8,336	6,241	3,988	2,686	45,677
Acquired from Primero (Note 4)	178,183	—	—	—	—	—	—	178,183
Change in decommissioning liabilities	4,092	(633)	3,122	—	—	—	—	6,581
Transfer from exploration properties	—	1,694	1,900	—	—	—	—	3,594
At December 31, 2018	$193,305	$45,041	$99,436	$163,687	$110,876	$94,943	$109,377	$816,665
Accumulated depletion, amortization and impairment
At December 31, 2016	$—	($3,404)	($51,399)	($48,975)	($27,274)	($37,354)	($59,020)	($227,426)
Depletion and amortization	—	(4,235)	(4,165)	(13,169)	(5,480)	(2,963)	(3,574)	(33,586)
Impairment (Note 17)	—	—	—	—	(34,400)	—	—	(34,400)
At December 31, 2017	$—	($7,639)	($55,564)	($62,144)	($67,154)	($40,317)	($62,594)	($295,412)
Depletion and amortization	(10,871)	(3,955)	(4,308)	(16,470)	(4,850)	(4,220)	(3,102)	(47,776)
Impairment (Note 17)	—	—	—	(67,901)	(29,271)	—	(22,654)	(119,826)
At December 31, 2018	($10,871)	($11,594)	($59,872)	($146,515)	($101,275)	($44,537)	($88,350)	($463,014)
Carrying values
At December 31, 2017	$—	$28,732	$33,063	$93,207	$37,481	$50,638	$44,097	$287,218
At December 31, 2018	$182,434	$33,447	$39,564	$17,172	$9,601	$50,406	$21,027	$353,651

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 29

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

15. MINING INTERESTS (continued)

Exploration properties are allocated as follows:

Exploration properties	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$—	$1,028	$2,557	$10,628	$16,812	$6,101	$7,810	$26,260	$71,196
Exploration and evaluation expenditures	—	6,749	2,664	3,354	2,605	3,498	2,575	3,587	25,032
Impairment (Note 17)	—	—	—	—	(9,300)	—	—	—	(9,300)
At December 31, 2017	$—	$7,777	$5,221	$13,982	$10,117	$9,599	$10,385	$29,847	$86,928
Exploration and evaluation expenditures	3,705	8,233	2,339	3,291	2,363	2,939	1,337	3,593	27,800
Impairment (Note 17)	—	—	—	(13,787)	(9,398)	—	(5,987)	—	(29,172)
Transfer to producing properties	—	(1,694)	(1,900)	—	—	—	—	—	(3,594)
At December 31, 2018	$3,705	$14,316	$5,660	$3,486	$3,082	$12,538	$5,735	$33,440	$81,962

(a)	San Dimas Silver/Gold Mine, Durango State

The San Dimas Mine has a gold and silver streaming agreement with WPMI which entitles WPMI to receive 25% of the gold equivalent production (based on a fixed exchange ratio of 70 silver ounces to 1 gold ounce) at San Dimas in exchange for ongoing payments equal to the lesser of $600 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the New Stream Agreement.

(b)	Santa Elena Silver/Gold Mine, Sonora State

The Santa Elena Mine has a gold streaming agreement with Sandstorm, which requires the mine to sell 20% of its life of mine gold production from its leach pad and a designated area of its underground operations to Sandstorm. The selling price to Sandstorm is the lesser of $450 per ounce, subject to a 1% annual inflation increase commencing in April 2018, and the prevailing market price.

In December 2016, the Company entered into an option agreement with Compania Minera Dolores, S.A. de C.V., a subsidiary of Pan American Silver Corp., to acquire the Los Hernandez Property, consisting of 5,802 hectares of mining concessions north of the Santa Elena mine. In exchange, First Majestic has agreed to incur $1.6 million in exploration costs on the property over four years, grant a 2.5% NSR royalty on the related concessions, and to pay $1.4 million in option payments, of which $0.5 million has been paid, $0.2 million due in December 2019 and $0.7 million in December 2020.

(c) Del Toro Silver Mine, Zacatecas State

In September 2016, the Company entered into two agreements to acquire 1,223 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $3.6 million in cash, of which $3.2 million has been paid and $0.4 million is due in March 2019.

In October 2016, the Company entered into an agreement to acquire 7,205 hectares of mining concessions adjacent to the Del Toro Silver Mine. The total purchase price amounted to $1.5 million, payable over six equal payments every six months. As at December 31, 2018, $1.2 million (December 31, 2017 - $0.9 million) has been paid.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 30

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT

The majority of the Company's property, plant and equipment is used in the Company's seven operating mine segments. Property, plant and equipment is depreciated using either the straight-line or units-of-production method over the shorter of the estimated useful life of the asset or the expected life of mine. Where an item of property, plant and equipment comprises of major components with different useful lives, the components are accounted for as separate items of property, plant and equipment. Assets under construction are recorded at cost and re-allocated to land and buildings, machinery and equipment or other when they become available for use.

Property, plant and equipment are comprised of the following:

	Land and Buildings(1)	Machinery and Equipment	Assets under Construction	Other	Total
Cost
At December 31, 2016	$133,122	$325,230	$21,815	$13,150	$493,317
Additions	—	6,295	17,281	123	23,699
Transfers and disposals	1,276	10,374	(17,147)	1,438	(4,059)
At December 31, 2017	$134,398	$341,899	$21,949	$14,711	$512,957
Additions	9	4,411	28,669	621	33,710
Acquired from Primero (Note 4)	40,404	70,064	7,169	5,178	122,815
Transfers and disposals	3,053	14,488	(22,114)	2,900	(1,673)
At December 31, 2018	$177,864	$430,862	$35,673	$23,410	$667,809
Accumulated depreciation, amortization and impairment
At December 31, 2016	($65,982)	($180,362)	$—	($9,335)	($255,679)
Depreciation and amortization	(8,347)	(34,556)	—	(1,896)	(44,799)
Transfers and disposals	226	961	—	186	1,373
Impairment (Note 17)	(12,301)	(9,396)	—	(103)	(21,800)
At December 31, 2017	($86,404)	($223,353)	$—	($11,148)	($320,905)
Depreciation and amortization	(8,215)	(36,650)	—	(1,777)	(46,642)
Impairment (Note 17)	(16,639)	(33,420)	—	(631)	(50,690)
Transfers and disposals	—	1,464	—	48	1,512
At December 31, 2018	($111,258)	($291,959)	$—	($13,508)	($416,725)
Carrying values
At December 31, 2017	$47,994	$118,546	$21,949	$3,563	$192,052
At December 31, 2018	$66,606	$138,903	$35,673	$9,902	$251,084

(1) Included in land and buildings is $11.5 million (December 31, 2017 - $5.9 million) of land which is not subject to depreciation.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 31

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

16. PROPERTY, PLANT AND EQUIPMENT (continued)

Property, plant and equipment, including land and buildings, machinery and equipment, assets under construction and other assets above are allocated by mine as follow:

	San Dimas	Santa Elena	La Encantada	La Parrilla	Del Toro	San Martin	La Guitarra	Other	Total
Cost
At December 31, 2016	$—	$69,370	$116,923	$94,693	$117,128	$45,879	$25,751	$23,573	$493,317
Additions	—	2,913	7,246	3,630	1,473	3,724	2,029	2,684	23,699
Transfers and disposals	—	1,401	29	(1,832)	(1,400)	(2,062)	335	(530)	(4,059)
At December 31, 2017	$—	$73,684	$124,198	$96,491	$117,201	$47,541	$28,115	$25,727	$512,957
Additions	5,750	3,066	8,812	2,564	3,016	2,375	1,296	6,831	33,710
Acquired from Primero (Note 4)	122,815	—	—	—	—	—	—	—	122,815
Transfers and disposals	(802)	(79)	(864)	(9)	1,311	1,784	(2,648)	(366)	(1,673)
At December 31, 2018	$127,763	$76,671	$132,146	$99,046	$121,528	$51,700	$26,763	$32,192	$667,809

Accumulated depreciation, amortization and impairment
At December 31, 2016	$—	($15,870)	($72,013)	($46,566)	($63,234)	($25,782)	($18,347)	($13,867)	($255,679)
Depreciation and amortization	—	(12,181)	(8,779)	(6,585)	(8,580)	(3,691)	(2,974)	(2,009)	(44,799)
Transfers and disposals	—	(847)	523	167	35	1,684	(333)	144	1,373
Impairment	—	—	—	—	(21,800)	—	—	—	(21,800)
At December 31, 2017	$—	($28,898)	($80,269)	($52,984)	($93,579)	($27,789)	($21,654)	($15,732)	($320,905)
Depreciation and amortization	(8,179)	(8,397)	(9,646)	(8,489)	(3,761)	(4,388)	(2,161)	(1,621)	(46,642)
Impairment (Note 17)	—	—	—	(30,062)	(17,609)	—	(3,019)	—	(50,690)
Transfers and disposals	634	288	829	92	(804)	(1,150)	1,546	77	1,512
At December 31, 2018	($7,545)	($37,007)	($89,086)	($91,443)	($115,753)	($33,327)	($25,288)	($17,276)	($416,725)

Carrying values
At December 31, 2017	$—	$44,786	$43,929	$43,507	$23,622	$19,752	$6,461	$9,995	$192,052
At December 31, 2018	$120,218	$39,664	$43,060	$7,603	$5,775	$18,373	$1,475	$14,916	$251,084

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 32

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

17. IMPAIRMENT OF NON-CURRENT ASSETS

During the years ended December 31, 2018 and 2017, the Company determined there were indicators of potential impairment on its non-current assets, including the following:

•	La Parrilla - a decrease in Reserves and Resources due to a reduction in market consensus on silver, lead and zinc prices which diminished the profit margin on its concentrate producing operations;

•
Del Toro - a decrease in Reserves and Resources due to a reduction in market consensus on silver and lead prices, and the impact of the decision to reduce the mine's throughput to 270 tpd in 2019 to focus on development and exploration; and

•	La Guitarra - management's decision to place the mine on care and maintenance effective August 3, 2018 pursuant to decline in market consensus on long-term silver price forecasts.

Based on the Company’s assessment, the Company concluded that the following mines and properties had estimated recoverable value, based on their FVLCD, below their carrying value and impairment charges were required:

	December 31, 2018	December 31, 2017
La Parrilla Silver Mine	111,750	—
Del Toro Silver Mine	56,278	65,500
La Guitarra Silver Mine	31,660	—
Impairment of non-current assets	$199,688	$65,500
Deferred income tax recovery	(48,588)	(23,100)
Impairment of non-current assets, net of tax	$151,100	$42,400

The impairment charge recognized for the year ended December 31, 2018 in respect of each CGU was as follows:

	Mining interests		Property, plant and equipment
	Producing	Exploration		Total
La Parrilla Silver Mine	$67,901	$13,787	$30,062	$111,750
Del Toro Silver Mine	29,271	9,398	17,609	56,278
La Guitarra Silver Mine	22,654	5,987	3,019	31,660
Impairment of non-current assets	$119,826	$29,172	$50,690	$199,688

Recoverable values are determined with internal discounted cash flow economic models projected using management’s best estimate of recoverable mineral reserves and resources, future operating costs and capital expenditures and long-term foreign exchange rates.

Metal price assumptions used to determine the recoverable amounts for the years ended December 31, 2018 and 2017 are summarized in the following table:

	December 31, 2018		December 31, 2017
Commodity Prices	2019-2022 Average	Long-term	2018-2021 Average	Long-term
Silver (per ounce)	$17.23	$18.50	$19.38	$20.00
Gold (per ounce)	$1,318	$1,350	$1,333	$1,350
Lead (per pound)	$0.99	$1.00	$1.08	$1.00
Zinc (per pound)	$1.19	$1.19	$1.36	$1.16

A discount rate of 6.5% (2017 - 6.5%), equivalent to the Company’s weighted average cost of capital for the year ended December 31, 2018, was used to determine FVLCD based on internal discounted cash flow economic models for each CGU.

The internal discounted cash flow economic models used to determine FVLCD are significantly affected by changes in key assumptions for future metal prices, capital expenditures, production cost estimates and discount rates. Management’s estimate of FVLCD is classified as level 3 in the fair value hierarchy. There was no material change in the valuation techniques utilized to determine FVLCD in the year ended December 31, 2018.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 33

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

18. TRADE AND OTHER PAYABLES

The Company’s trade and other payables are primarily comprised of amounts outstanding for purchases relating to mining operations, exploration and evaluation activities and corporate expenses. The normal credit period for these purchases is usually between 30 to 90 days.

Trade and other payables are comprised of the following items:

	December 31, 2018	December 31, 2017
Trade payables	$26,420	$18,281
Trade related accruals	9,351	11,378
Payroll and related benefits	11,255	4,028
Environmental duty	1,536	1,047
Other accrued liabilities	1,621	833
	$50,183	$35,567

19. DEBT FACILITIES

The movement in debt facilities during the years ended December 31, 2018 and December 31, 2017, respectively, are comprised of the following:

	Convertible Debentures (a)	Revolving Credit Facility (b)	Scotia Debt Facilities (c)	Primero Debt Facilities (d)	Total
Balance at December 31, 2016	$—	$—	$43,938	$—	$43,938
Interest and accretion expense	—	—	2,206	—	2,206
Repayments of principal	—	—	(12,726)	—	(12,726)
Repayments of finance costs	—	—	(1,649)	—	(1,649)
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Net proceeds from debt financing	151,079	34,006	—	—	185,085
Acquired from Primero (Note 4)	—	—	—	106,111	106,111
Portion allocated to equity reserves	(26,252)	—	—	—	(26,252)
Finance costs
Interest expense	2,738	1,170	529	—	4,437
Accretion	4,978	419	555	—	5,952
Repayments of principal	—	(16,000)	(32,072)	(106,111)	(154,183)
Repayments of finance costs	(1,736)	(890)	(781)	—	(3,407)
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512

Statements of Financial Position Presentation
Current portion of debt facilities	$—	$—	$12,464	$—	$12,464
Non-current portion of debt facilities	—	—	19,305	—	19,305
Balance at December 31, 2017	$—	$—	$31,769	$—	$31,769
Current portion of debt facilities	$1,002	$279	$—	$—	$1,281
Non-current portion of debt facilities	129,805	18,426	—	—	148,231
Balance at December 31, 2018	$130,807	$18,705	$—	$—	$149,512

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 34

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(a)	Convertible Debentures
During the first quarter of 2018, the Company issued $156.5 million of unsecured senior convertible debentures (the “Notes”). The Company received net proceeds of $151.1 million after transaction costs of $5.4 million. The Notes mature on March 1, 2023 and bear an interest rate of 1.875% per annum, payable semi-annually in arrears in March and September of each year.

The Notes are convertible into common shares of the Company at any time prior to maturity at a conversion rate of 104.3297 common shares per $1,000 principal amount of Notes converted, representing an initial conversion price of $9.59 per common share, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate.

The Company may not redeem the Notes before March 6, 2021, except in the event of certain changes in Canadian tax law. At any time on or after March 6, 2021 and until maturity, the Company may redeem all or part of the Notes for cash if the last reported share price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of: (i) 100% of the principal amount of the notes to be redeemed and (ii) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a cash purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

The component parts of the convertible debentures, a compound instrument, are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company's own equity instrument is an equity instrument.

At initial recognition, net proceeds of $151.1 million from the Notes were allocated into its debt and equity components. The fair value of the debt portion was estimated at $124.8 million using a discounted cash flow model method with an expected life of five years and a discount rate of 6.14%. This amount is recorded as a financial liability on an amortized cost basis using the effective interest method using an effective interest rate of 6.47% until extinguished upon conversion or at its maturity date.

The conversion option is classified as equity and was estimated based on the residual value of $26.3 million. This amount is not subsequently remeasured and will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance will remain in equity reserves. Deferred tax liability of $7.1 million related to taxable temporary difference arising from the equity portion of the convertible debenture was recognized in equity reserves.

Transaction costs of $5.4 million that relate to the issuance of the convertible debentures were allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the life of the convertible debentures using the effective interest method.

(b)	Revolving Credit Facility
On May 10, 2018, the Company entered into a $75.0 million senior secured revolving credit facility ("Revolving Credit Facility") with the Bank of Nova Scotia, Bank of Montreal and Investec Bank PLC, as lenders. The Revolving Credit Facility will mature on its third anniversary date. Interest on the drawn balance will accrue at LIBOR plus an applicable range of 2.25% to 3.5% while the undrawn portion is subject to a standby fee with an applicable range of 0.5625% to 0.875%, dependent on certain financial parameters of First Majestic. As at December 31, 2018, the applicable rates were 6.0% and 0.875%, respectively.

Proceeds from the Revolving Credit Facility were used primarily to repay Scotia debt facilities (Note 19(c)) as well as a $30.2 million revolving credit facility assumed from the Primero acquisition.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 35

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

19. DEBT FACILITIES (continued)

(b) Revolving Credit Facility (continued)
These debt facilities are guaranteed by certain subsidiaries of the Company and are also secured by a first priority charge against the assets of the Company, and a first priority pledge of shares of the Company’s subsidiaries.

The Revolving Credit Facility includes financial covenants, to be tested quarterly on a consolidated basis, requiring First Majestic to maintain the following: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The debt facilities also provide for negative covenants customary for these types of facilities and allows the Company to enter into equipment financing obligations up to $30.0 million. As at December 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

(c) Scotia Debt Facilities
In February 2016, the Company entered into an agreement with The Bank of Nova Scotia and Investec Bank PLC for a senior secured debt facility consisting of a $35.0 million term loan and a $25.0 million revolving credit facility (together, "Scotia Debt Facilities").

The $35.0 million term loan was repayable in 11 equal quarterly instalments of $3.2 million in principal plus related interest, with the final instalment due in February 2019. The term loan bears an interest rate of LIBOR plus a range from 3.25% to 4.00%, depending on certain financial parameters of the Company.

The $25.0 million revolving credit facility was to mature in three years on February 8, 2019 and bears the same interest rate as the term loan plus a relevant standby fee from 0.81% to 1.00% from the undrawn portion of the facility.

In connection with the acquisition of Primero (Note 4), First Majestic restructured its debt by entering into a Revolving Credit Facility (Note 19(b)) which was used to repay the remaining balance of the Scotia Debt Facilities on May 10, 2018.

(d) Primero Debt
As part of the acquisition of Primero (Note 4), First Majestic assumed $106.1 million in outstanding debt facilities owed by Primero, consisting of $75.8 million in convertible debentures and a $30.2 million revolving credit facility (together, "Primero Debt Facilities").

In connection with the Plan of Arrangement for the acquisition of Primero (Note 4), in March 2018, the debentureholders of Primero's $75.8 million convertible debentures voted to approve an amendment to the maturity date of the debentures from February 28, 2020 to the next business day following the closing date of the business combination with First Majestic. As a result, these convertible debentures were fully repaid by the Company on May 11, 2018.

The $30.2 million revolving credit facility was fully repaid by the Company on May 10, 2018.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 36

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

20. EQUIPMENT FINANCING OBLIGATIONS

The Company has finance leases and equipment financing for various mine and plant equipment. Assets under finance leases and equipment financing are pledged as security against the obligations.

The movement in equipment financing obligations during the years ended December 31, 2018 and December 31, 2017, respectively, are comprised of the following:

	Finance Leases (a)	Equipment Financing (b)	Total
Balance at December 31, 2016	$8,186	$—	$8,186
Net proceeds from equipment financing	—	7,894	7,894
Finance costs	326	233	559
Repayments of principal	(6,083)	(698)	(6,781)
Repayments of finance costs	(320)	(233)	(553)
Balance at December 31, 2017	$2,109	$7,196	$9,305
Finance costs	80	444	524
Repayments of principal	(1,700)	(1,846)	(3,546)
Repayments of finance costs	(80)	(356)	(436)
Balance at December 31, 2018	$409	$5,438	$5,847
Statements of Financial Position Presentation
Current portion of equipment financing obligations	$1,690	$2,464	$4,154
Non-current portion of equipment financing obligations	419	4,732	5,151
Balance at December 31, 2017	$2,109	$7,196	$9,305
Current portion of equipment financing obligations	$352	$2,552	$2,904
Non-current portion of equipment financing obligations	57	2,886	2,943
Balance at December 31, 2018	$409	$5,438	$5,847

(a)	Finance Leases
From time to time, the Company purchases equipment under finance leases, with terms ranging from 24 to 48 months with interest rates ranging from 6.9% to 7.5%.

As at December 31, 2018, the net book value of property, plant and equipment includes $0.6 million (December 31, 2017 -$10.0 million) of equipment in property, plant and equipment pledged as security under finance leases.

(b) Equipment Financing
During 2017, the Company entered into a $7.9 million credit facility with repayment terms ranging from 12 to 16 equal quarterly installments in principal plus related interest. The facility bears an interest rate of LIBOR plus 4.60%. Proceeds from the equipment financing were primarily used for the purchase and rehabilitation of property, plant and equipment. The equipment financing is secured by certain equipment of the Company and is subject to various covenants, including the requirement for First Majestic to maintain a leverage ratio based on total debt to rolling four quarters adjusted EBITDA. As at December 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

As at December 31, 2018, the net book value of property, plant and equipment includes $4.6 million (December 31, 2017 - $6.9 million) of equipment pledged as security for the equipment financing.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 37

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

21. DECOMMISSIONING LIABILITIES

The Company has an obligation to undertake decommissioning, restoration, rehabilitation and environmental work when environmental disturbance is caused by the development and ongoing production of a mining operation. Movements in decommissioning liabilities during the year ended December 31, 2018 and 2017 are allocated as follow:

	San Dimas	Santa Elena	La Encantada	San Martin	La Parrilla	Del Toro	La Guitarra	La Luz	Total
Balance at December 31, 2016	$—	$2,107	$2,753	$1,289	$1,930	$1,861	$1,110	$265	$11,315
Movements during the year:
Change in rehabilitation provision	—	356	210	1,028	823	445	458	—	3,320
Interest or accretion expense	—	176	235	116	166	159	83	—	935
Foreign exchange loss	—	91	119	55	83	80	41	37	506
Balance at December 31, 2017	$—	$2,730	$3,317	$2,488	$3,002	$2,545	$1,692	$302	$16,076
Movements during the year:
Acquired from Primero	4,095	—	—	—	—	—	—	—	4,095
Change in rehabilitation provision	4,092	(633)	3,122	—	—	—	—	—	6,581
Reclamation costs incurred	—	—	—	—	(2)	(259)	(203)	—	(464)
Interest or accretion expense	225	221	269	204	243	208	125	—	1,495
Foreign exchange loss	—	3	1	2	2	4	1	—	13
Balance at December 31, 2018	$8,412	$2,321	$6,709	$2,694	$3,245	$2,498	$1,615	$302	$27,796
A provision for decommissioning liabilities is estimated based on management’s interpretation of current regulatory requirements and is recognized at the present value of such costs. The expected timing of cash flows in respect of the provision is based on the estimated life of the mining operations. The discount rate is a risk-free rate determined based on Mexican pesos default swap rates ranging between 8.6% to 9.3% (2017 - 7.8% to 8.2%) for the respective estimated life of the operations.

The inflation rate used is based on historical Mexican inflation rate of 3.8% (2017 - 3.8%). The present value of reclamation liabilities may be subject to change based on changes to cost estimates, remediation technologies or applicable laws and regulations. Changes in decommissioning liabilities are recorded against mining interests.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 38

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES

The following is a reconciliation of income taxes calculated at the combined Canadian federal and provincial statutory tax rate to the income tax expense for the year ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
Loss before tax	($263,047)	($75,301)
Combined statutory tax rate	27.00%	26.00%
Income tax recovery computed at statutory tax rate	(71,023)	(19,578)
Reconciling items:
Effect of different foreign statutory tax rates on earnings of subsidiaries	(15,309)	(6,476)
Impact of foreign exchange on deferred income tax assets and liabilities	13,807	(3,153)
Change in unrecognized deferred income tax asset	39,765	15,549
7.5% mining royalty in Mexico	(8,225)	(2,133)
Other non-deductible expenses	834	4,259
Impact of inflationary adjustments	51	(1,085)
Change in tax provision estimates	8,258	(3,504)
Impact of post acquisition Primero restructure	(20,024)	—
Other	(7,017)	(5,908)
Income tax recovery	($58,883)	($22,029)

Statements of (Loss) Earnings Presentation
Current income tax expense	$2,148	$7,177
Deferred income tax recovery	(61,031)	(29,206)
Income tax recovery	($58,883)	($22,029)
Effective tax rate	22%	29%

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 39

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES (continued)

During the years ended December 31, 2018 and 2017, the movement in deferred tax assets and deferred tax liabilities is shown as follows:

Deferred tax assets	Losses	Provisions	Deferred tax asset not recognized	Other	Total
At December 31, 2016	$90,590	$10,192	($20,379)	$817	$81,220
(Expense) benefit to income statement	(4,038)	(77)	(8,657)	(2)	(12,774)
At December 31, 2017	$86,552	$10,115	($29,036)	$815	$68,446
Benefit (expense) to income statement	17,702	6,393	(39,312)	2,741	(12,476)
Acquired from Primero (Note 4)	14,139	—	—	—	14,139
At December 31, 2018	$118,393	$16,508	($68,348)	$3,556	$70,109
Deferred tax liabilities		Property, plant and equipment and mining interests	Effect of Mexican tax deconsolidation	Other	Total
At December 31, 2016		$131,672	$12,167	$27,413	$171,252
(Benefit) expense to income statement		(35,976)	47	(4,529)	(40,458)
Reclassed to current income taxes payable		—	(2,670)	—	(2,670)
At December 31, 2017		$95,696	$9,544	$22,884	$128,124
(Benefit) expense to income statement		(63,314)	488	(12,325)	(75,151)
Acquired from Primero (Note 4)		33,000	—	20,024	53,024
Charged to equity		—	—	7,105	7,105
Reclassed to current income taxes payable		—	(3,288)	—	(3,288)
At December 31, 2018		$65,382	$6,744	$37,688	$109,814

Statements of Financial Position Presentation
Deferred tax assets					$43,716
Deferred tax liabilities					103,394
At December 31, 2017					$59,678
Deferred tax assets					$50,938
Deferred tax liabilities					90,643
At December 31, 2018					$39,705

At December 31, 2018, the Company recognized $50.9 million (2017 - $43.7 million) of net deferred tax assets in entities that have had a loss for tax purposes in either 2018 or 2017, or both. In evaluating whether it is probable that sufficient taxable income will be generated to realize the benefit of these deferred tax assets, the Company considered all available evidence, including approved budgets, forecasts and business plans and, in certain cases, tax planning opportunities.
The aggregate amount of taxable temporary differences associated with investments in subsidiaries for which deferred taxes have not been recognized, as at December 31, 2018 was $142.3 million (2017 - $228.0 million).

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 40

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

22. INCOME TAXES (continued)

As at December 31, 2018 and 2017, the Company has available Canadian, Swiss and Mexican non-capital tax losses, which if not utilized will expire as follows:

Year of expiry	Canadian non-capital losses	Swiss non-capital losses	Mexican non-capital losses	December 31, 2018	December 31, 2017
2018	$—	$—	$—	$—	$11,317
2019	—	—	1,726	1,726	1,679
2020	—	—	274	274	269
2021	—	6,131	4,271	10,402	13,749
2022	—	—	3,719	3,719	3,539
2023	—	—	1,763	1,763	1,680
2024	—	—	36,214	36,214	34,489
2025	—	—	91,844	91,844	100,394
2026	—	—	105,683	105,683	95,316
2027	—	—	52,654	52,654	19,498
2028 and after	18,263	—	68,546	86,809	10,819
Total	$18,263	$6,131	$366,694	$391,088	$292,749
Unrecognized losses	$—	$—	$147,697	$147,697	$92,123

23. SHARE CAPITAL

(a)	Authorized and issued capital

The Company has unlimited authorized common shares with no par value. The movement in the Company’s issued and outstanding capital during the year is summarized in the consolidated statements of changes in equity.

In May 2018, the Company completed an arrangement agreement to acquire all of the issued and outstanding shares of Primero by issuing 27,333,363 common shares at a price of $6.84 (CAD$8.80) based on the Company’s quoted market price as at the acquisition date. See Note 4 for details.

(b)	Stock options

Under the terms of the Company’s Stock Option Plan, the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to ten years as determined by the Board of Directors of the Company and the exercise price shall not be less than the closing price of the shares on the day preceding the award date, subject to regulatory approval. All stock options granted are subject to vesting with 25% vesting on first anniversary from the date of grant, and 25% vesting each six months thereafter.

The following table summarizes information about stock options outstanding as at December 31, 2018:

	Options Outstanding			Options Exercisable
Exercise prices (CAD$)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Weighted Average Remaining Life (Years)
2.01 - 5.00	1,444,023	4.79	2.00	1,444,023	4.79	2.00
5.01 - 10.00	3,573,421	7.75	6.18	1,312,533	6.21	1.61
10.01 - 15.00	3,894,246	10.94	2.60	2,498,946	10.94	2.12
15.01 - 20.00	125,000	16.36	2.62	93,750	16.36	2.62
20.01 - 250.00	229,408	88.94	1.99	227,533	89.49	1.99
	9,266,098	10.76	3.87	5,576,785	11.53	1.97

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 41

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. SHARE CAPITAL (continued)

(b)	Stock options (continued)

The movements in stock options issued during the years ended December 31, 2018 and December 31, 2017 are summarized as follows:

	Year Ended		Year Ended
	December 31, 2018		December 31, 2017
	Number of Options	Weighted Average Exercise Price (CAD $/Share)	Number of Options	Weighted Average Exercise Price (CAD $/Share)
Balance, beginning of the year	9,431,737	9.35	9,599,270	9.76
Granted(1)	2,552,796	15.95	3,205,137	10.48
Exercised	(973,948)	5.28	(1,292,206)	5.76
Cancelled or expired	(1,744,487)	13.78	(2,080,464)	15.21
Balance, end of the year	9,266,098	10.76	9,431,737	9.35

(1)	Includes 221,908 stock options issued to replace pre-existing stock options of Primero in accordance with the Primero arrangement (see Note 4) with a nominal fair value.

During the year ended December 31, 2018, the aggregate fair value of stock options granted was $7.8 million (2017 - $10.1 million), or a weighted average fair value of $3.07 per stock option granted (2017 - $3.16).

The following weighted average assumptions were used in estimating the fair value of stock options granted using the Black-Scholes Option Pricing Model:

		Year Ended	Year Ended
Assumption	Based on	December 31, 2018	December 31, 2017
Risk-free interest rate (%)	Yield curves on Canadian government zero- coupon bonds with a remaining term equal to the stock options’ expected life	1.87	1.02
Expected life (years)	Average of the expected vesting term and expiry term of the option	5.40	3.77
Expected volatility (%)	Historical and implied volatility of the precious metals mining sector	58.70	52.00
Expected dividend yield (%)	Annualized dividend rate as of the date of grant	—	—

The weighted average closing share price at date of exercise for the year ended December 31, 2018 was CAD$8.86 (December 31, 2017 - CAD$11.06).

(c)	Warrants

In connection with the Primero acquisition (see Note 4), First Majestic issued 366,124 warrants with an average exercise price of $100.75 and a nominal fair value based on the Black-Scholes Option Pricing Model. The warrants expired unexercised on June 25, 2018.

(d) Share repurchase program

The Company has a share repurchase program to repurchase up to 5% of the Company's issued and outstanding common shares. The normal course issuer bids will be carried through facilities of the Toronto Stock Exchange. During the year ended December 31, 2018, the Company repurchased and cancelled 230,000 shares for total consideration of $1.3 million. No shares were repurchased during the year ended December 31, 2017.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 42

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

23. SHARE CAPITAL (continued)

(e) Delisting from the Mexican Stock Exchange

In the first quarter of 2018, the Company filed before the Mexican National Banking and Securities Commission for delisting from the Mexican Stock Exchange ("Bolsa") due to low trading volumes and high costs associated with regulatory compliance. On February 21, 2018, the Company received authorization and has officially delisted. In connection with the delisting, during the year ended December 31, 2018, the Company has repurchased and cancelled 14,343 of the Company's shares on Bolsa for total consideration of $0.1 million.

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT

The Company’s financial instruments and related risk management objectives, policies, exposures and sensitivity related to financial risks are summarized below.

(a)	Fair value and categories of financial instruments

Financial instruments included in the consolidated statements of financial position are measured either at fair value or amortized cost. Estimated fair values for financial instruments are designed to approximate amounts for which the instruments could be exchanged in an arm’s-length transaction between knowledgeable and willing parties.

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: All inputs which have a significant effect on the fair value are observable, either directly or indirectly, for substantially the full contractual term.

Level 3: Inputs which have a significant effect on the fair value are not based on observable market data.

The table below summarizes the valuation methods used to determine the fair value of each financial instrument:

Financial Instruments Measured at Fair Value	Valuation Method
Trade receivables (related to concentrate sales)
Receivables that are subject to provisional pricing and final price adjustment at the end of the quotational period are estimated based on observable forward price of metal per London Metal Exchange (Level 2)

Marketable securities	Based on quoted market prices for identical assets in an active market (Level 1) as at the date of statements of financial position
Silver futures derivatives
Foreign exchange derivatives

Financial Instruments Measured at Amortized Cost	Valuation Method
Cash and cash equivalents	Approximated carrying value due to their short-term nature
Trade and other receivables
Value added taxes receivable
Trade and other payables
Debt facilities	Assumed to approximate carrying value as discount rate on
Equipment financing obligations	these instruments approximate the Company's credit risk.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 43

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(a) Fair value and categories of financial instruments (continued)

The following table presents the Company’s fair value hierarchy for financial assets and financial liabilities that are measured at fair value:

	December 31, 2018			December 31, 2017
		Fair value measurement			Fair value measurement
	Carrying value	Level 1	Level 2	Carrying value	Level 1	Level 2
Financial assets
Trade receivables	$2,559	$—	$2,559	$1,847	$—	$1,847
Marketable securities (Note 14)	6,420	6,420	—	11,326	11,326	—
Silver futures derivatives (Note 14)	2,038	2,038	—	—	—	—

There were no transfers between levels 1, 2 and 3 during the years ended December 31, 2018 and December 31, 2017.

(b)	Capital risk management

The Company’s objectives when managing capital are to maintain financial flexibility to continue as a going concern while optimizing growth and maximizing returns of investments from shareholders.

The Company monitors its capital structure and, based on changes in operations and economic conditions, may adjust the structure by repurchasing shares, issuing new shares, issuing new debt or retiring existing debt. The Company prepares annual budget and quarterly forecasts to facilitate the management of its capital requirements. The annual budget is approved by the Company’s Board of Directors.

The capital of the Company consists of equity (comprising of issued capital, equity reserves and retained earnings or accumulated deficit), debt facilities, equipment financing obligations, net of cash and cash equivalents as follows:

	December 31, 2018	December 31, 2017
Equity	$594,573	$582,485
Debt facilities	149,512	31,769
Equipment financing obligations	5,847	9,305
Less: cash and cash equivalents	(57,013)	(118,141)
	$692,919	$505,418

The Company’s investment policy is to invest its cash in highly liquid short-term investments with maturities of 90 days or less, selected with regards to the expected timing of expenditures from continuing operations. The Company expects that its available capital resources will be sufficient to carry out its development plans and operations for at least the next 12 months.

The Company is not subject to any externally imposed capital requirements with the exception of complying with covenants under the debt facilities (Note 19) and equipment financing obligations (Note 20(b)). As at December 31, 2018 and December 31, 2017, the Company was in compliance with these covenants.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 44

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)

(c)	Financial risk management

The Company thoroughly examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, commodity price risk, and interest rate risk. Where material, these risks are reviewed and monitored by the Board of Directors.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company’s credit risk relates primarily to trade receivables in the ordinary course of business, value added taxes receivable and other receivables.

As at December 31, 2018, value added taxes receivable was $59.7 million (2017 - $15.0 million), including $33.0 million in PEM as part of the acquisition of Primero. The delay in recovery was primarily attributed to Primero being 18 months behind in its filings when First Majestic acquired the company. Since acquisition, the Company has accelerated its filings and, as at December 31, 2018, recovered $4.5 million of the outstanding amount. The Company continues supplying additional information requested by the Servicio de Administración Tributaria (“SAT”) as part of the review process and the Company expects the amounts to be refunded in the future.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three international customers. Silver-lead concentrates and related base metal by-products are sold primarily through three international customers. All of the Company's customers have good ratings and payments of receivables are scheduled, routine and fully received within 60 days of submission; therefore, the balance of trade receivables owed to the Company in the ordinary course of business is not significant.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company’s maximum exposure to credit risk. With the exception to the above, the Company believes it is not exposed to significant credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements and contractual obligations.

The following table summarizes the maturities of the Company’s financial liabilities as at December 31, 2018 based on the undiscounted contractual cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	4 to 5 years	After 5 years
Trade and other payables	$50,183	$50,183	$50,183	$—	$—	$—
Debt facilities	149,512	192,596	4,606	28,067	159,923	—
Equipment financing obligations	5,847	6,251	3,145	2,499	607	—
Other liabilities	3,787	3,787	—	—	—	3,787
	$209,329	$252,817	$57,934	$30,566	$160,530	$3,787

At December 31, 2018, the Company had working capital of $108.1 million (December 31, 2017 – $116.3 million). Total available liquidity at December 31, 2018 was $163.2 million, including $55.0 million of undrawn revolving credit facility. The Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 45

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

24. FINANCIAL INSTRUMENTS AND RELATED RISK MANAGEMENT (continued)
(c) Financial risk management (continued)

Currency Risk

The Company is exposed to foreign exchange risk primarily relating to financial instruments that are denominated in Canadian dollars or Mexican pesos, which would impact the Company’s net earnings or loss. To manage foreign exchange risk, the Company may occasionally enter into short-term foreign currency derivatives. The foreign currency derivatives are not designated as hedging instruments for accounting purposes.

The sensitivity of the Company’s net earnings or loss and comprehensive income or loss due to changes in the exchange rate between the Canadian dollar and the Mexican peso against the U.S. dollar is included in the table below:

	December 31, 2018
	Cash and cash equivalents	Trade and other receivables	Value added taxes receivable	Other financial assets	Trade and other payables	Foreign exchange derivative	Net assets (liabilities) exposure	Effect of +/- 10% change in currency
Canadian dollar	$22,968	$45	$—	$2,753	($1,782)	$—	$23,984	$2,398
Mexican peso	5,178	—	51,698	—	(31,474)	53,500	78,902	7,890
	$28,146	$45	$51,698	$2,753	($33,256)	$53,500	$102,886	$10,289

Commodity Price Risk

The Company is exposed to commodity price risk on silver, gold, lead and zinc, which have a direct and immediate impact on the value of its related financial instruments and net earnings. The Company’s revenues are directly dependent on commodity prices that have shown volatility and are beyond the Company’s control. The Company does not use derivative instruments to hedge its commodity price risk to silver.

The following table summarizes the Company’s exposure to commodity price risk and their impact on net earnings:

				December 31, 2018
	Effect of +/- 10% change in metal prices
	Silver	Gold	Lead	Zinc	Total
Metals subject to provisional price adjustments	$136	$—	$85	$125	$346
Metals in doré and concentrates inventory	127	146	37	12	322
	$263	$146	$122	$137	$668

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments, debt facilities and equipment financing obligations. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company’s interest bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2018, the Company’s exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities and equipment financing obligations. The Company’s equipment leases bear interest at fixed rates.

Based on the Company’s interest rate exposure at December 31, 2018, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 46

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

25. SUPPLEMENTAL CASH FLOW INFORMATION

		Year Ended December 31,
	Note	2018	2017
Adjustments to reconcile net earnings to operating cash flows before movements in working capital:
Unrealized foreign exchange loss (gain) and other		$659	($2,457)
Unrealized loss from marketable securities and silver futures derivatives	14	4,435	2,600
		$5,094	$143
Net change in non-cash working capital items:
Decrease in trade and other receivables		$771	$1,616
Increase in value added taxes receivable		(17,173)	(5,505)
Decrease in inventories		2,015	2,646
Decrease (increase) in prepaid expenses and other		549	(743)
Decrease in income taxes payable		(941)	(4,081)
(Decrease) increase in trade and other payables		(6,388)	1,648
		($21,167)	($4,419)
Non-cash investing and financing activities:
Transfer of share-based payments reserve upon exercise of options		$967	$1,867
Settlement of liabilities		($500)	($500)
		$467	$1,367

26. CONTINGENCIES AND OTHER MATTERS
Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendant’s assets to satisfy the judgment amount. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to the Company. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated. In addition, the Company may be involved in disputes with other parties in the future which may result in a significant impact on our financial condition, cash flow and results of operations.

Although the Company has taken steps to verify ownership and legal title to mineral properties in which it has an interest, according to the usual industry standards for the stage of mining, development and exploration of such properties, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers, and title may be affected by undetected defects. However, management is not aware of any such agreements, transfers or defects.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 47

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
Claims and Legal Proceedings Risks (continued)
In April 2013, the Company received a positive judgment on the First Silver litigation from the Supreme Court of British Columbia (the “Court”), which awarded the sum of $93.8 million in favour of First Majestic against Hector Davila Santos (the “Defendant”). The Company received a sum of $14.1 million in June 2013 as partial payment of the judgment, leaving an unpaid amount of approximately $59.7 million (CAD$81.5 million). As part of the ruling, the Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the Defendant and limiting mining at the Bolaños Mine. The orders also require that the Defendant to preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine. However, there can be no guarantee that the remainder of the judgment amount will be collected and it is likely that it will be necessary to take additional action in Mexico and/or elsewhere to recover the balance. Therefore, as at December 31, 2018, the Company has not accrued any of the remaining $59.7 million (CAD$81.5 million) unrecovered judgment in favour of the Company.

Primero Tax Rulings
Since Primero acquired the San Dimas Mine in August 2010, it had a Silver Purchase Agreement (“Old Stream Agreement”) that required PEM to sell 100% of the silver produced from the San Dimas to WPMI, up to 6 million ounces and 50% of silver produced thereafter, at the lower of: (i) the spot market price and (ii) $4.04 per ounce plus an annual increase of 1%.

In order to reflect commercial realities and the effects of the Old Stream Agreement, for Mexican income tax purposes, PEM recognized the revenue on these silver sales based on its actual realized revenue (“PEM Realized Price”) instead of at spot market prices.

To obtain assurances that the SAT would accept the PEM Realized Price as the proper price to use to calculate Mexican income taxes, Primero applied for and received an Advanced Pricing Agreement (“APA”) from the SAT. The APA confirmed that the PEM Realized Price would be used as Primero’s basis for calculating taxes owed by Primero on the silver sold under the Old Stream Agreement. Primero believed that the function of an APA was to provide tax certainty and as a result made significant investments in Mexico based on that certainty. On October 4, 2012, Primero received the APA Ruling from SAT which confirmed the appropriate price for sales of silver under the Old Stream Agreement. Under Mexican tax law, an APA ruling is generally applicable for up to a five year period which made this ruling effective retrospectively from 2010 to 2014.

In February 2016, PEM received a legal claim from the SAT seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from SAT. The Company is continuing Primero's effort to vigorously defend the validity of its APA. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Old Stream Agreement for 2010 through 2014. If the SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017 and October 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued observations letters for the 2010 and 2011 tax years, respectively. Observations letters are issued to a taxpayer in advance of a reassessment being issued and provide an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In the observations letters issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on PEM’s historical silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements. Based on the Company’s assessments, the Company believes Primero’s filings were appropriate and continues to believe its tax filing position based upon the APA is correct. Should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2010-2018 would be approximately $185 million, before interest or penalties.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 48

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

26. CONTINGENCIES AND OTHER MATTERS (continued)
Primero Tax Rulings (continued)
While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Since January 1, 2015, PEM has recorded its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. Due to the uncertainty in timing of resolution to this matter, which may take more than one year, the Company has classified its income taxes receivable of $18.7 million as non-current as at December 31, 2018 as SAT is not expected to pay PEM’s income tax refunds until the dispute is resolved.

To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material effect on the Company’s business, financial position and results of operations.

Primero Class Action Suit
In July 2016, Primero and certain of its officers were served with a class action lawsuit that was filed in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. Primero filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a hearing on the appeal is expected sometime in the first half of 2019. The Company continues to vigorously defend this class action lawsuit on behalf of Primero and no liability has been recognized in the financial statements.

27. SUBSIDIARIES

The consolidated financial statements of the Company include the following significant subsidiaries as at December 31, 2018 and 2017 as follows:

Name of subsidiary	Operations and Projects	Location	2018 % Ownership	2017 % Ownership
First Majestic Silver Corp.	Parent company and bullion sales	Canada	100%	100%
Corporación First Majestic, S.A. de C.V.	Holding company	Mexico	100%	100%
Primero Empresa Minera, S.A de C.V.	San Dimas Silver/Gold Mine	Mexico	100%	—%
Nusantara de Mexico, S.A. de C.V.	Santa Elena Silver/Gold Mine	Mexico	100%	100%
Minera La Encantada, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
La Encantada Procesadora de Minerales, S.A. de C.V.	La Encantada Silver Mine	Mexico	100%	100%
First Majestic Plata, S.A. de C.V.	La Parrilla Silver Mine	Mexico	100%	100%
Minera El Pilón, S.A. de C.V.	San Martin Silver Mine	Mexico	100%	100%
First Majestic Del Toro, S.A. de C.V.	Del Toro Silver Mine	Mexico	100%	100%
La Guitarra Compañia Minera, S.A. de C.V.	La Guitarra Silver Mine	Mexico	100%	100%
Majestic Services, S.A. de C.V.	Service company	Mexico	100%	100%
Santa Elena Oro y Plata, S.A. de C.V.	Service company	Mexico	100%	100%
FM Metal Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	—%
Silver Trading (Barbados) Ltd.	Metals trading company	Barbados	100%	—%
FMS Trading AG	Metals trading company	Switzerland	100%	100%

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 49

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are expressed in thousands of US dollars)

28. KEY MANAGEMENT COMPENSATION

	Year Ended December 31,
	2018	2017
Salaries, bonuses, fees and benefits
Independent members of the Board of Directors	$702	$730
Other members of key management	3,212	2,201
Share-based payments
Independent members of the Board of Directors	306	396
Other members of key management	2,587	3,211
	$6,807	$6,538

29. SUBSEQUENT EVENTS

The following significant events occurred subsequent to December 31, 2018:

Sale of Common Shares
As previously announced on December 27, 2018, the Company filed a prospectus supplement to the short form base shelf prospectus dated November 5, 2018, pursuant to which the Company may, at its discretion and from time-to-time, sell common shares of the Company for aggregate gross proceeds of up to $50.0 million. The sale of common shares would be made through “at-the-market distributions” as defined in the Canadian Securities Administrators’ National Instrument 44-102 Shelf Distributions. Since January 1, 2019, First Majestic has sold 2,250,000 common shares of the Company directly on the New York Stock Exchange (the “NYSE”) for net proceeds of $13.2 million or $5.99 per share.

The accompanying notes are an integral part of the audited consolidated financial statements
First Majestic Silver Corp. 2018 Annual Report	Page 50